MANDALAY RESORT GROUP **2002** ANNUAL REPORT


MANDALAY BAY

TABLE OF CONTENTS

RESORTS with casinos at their core are as close to a cash business as *you can find on the New York Stock Exchange. We view free cash flow* as "economic profit." By free cash flow, we mean EBITDA plus other income, less minority interest, less cash taxes, less scheduled principal and interest and less maintenance capital spending.

In our instance, the amount of cash required to fund our growth going forward is well below the level required during the past decade — when we spent $3 billion on new projects (mostly in Las Vegas) and almost $900 million on share repurchase. The company that began such an ambitious growth cycle back in fiscal 1990 (when it was known as Circus Circus Enterprises, Inc.) only produced $172 million in operating cash flow (EBITDA) that year, and approximately $89 million in free cash flow. We also borrowed substantially over the next decade. Today Mandalay Resort Group can generate in the vicinity of $700 million in operating cash flow in a "normalized" year, as next year promises to be. This sum translates into free cash flow of roundly $300 million, or well above $4 per share. The shares of many consumer product companies of franchise reputation trade at ten times their free cash flow.

We don't foresee a $3 billion project slate ahead of us, so "free cash flow" becomes just that. And we don't plan to deploy our cash by acquiring competitors' assets at a stock market premium, especially at a time when our own rate of return on invested assets is on the rise after staying flat or falling from 1997-2001 (as did the returns for the rest of our industry). We'll treat excess cash judiciously, a first rule of creating economic value.

After Enron, all investors should be on the lookout for the real thing, sustainable cash results and a clear presentation of invested assets, with their ratio (rate of return) preferably on the upturn. During the late 1990s, these investment characteristics weren't exactly in vogue, as earnings growth, of varying quality, ruled the era. But they're exactly the measures that have predicted long-run success in stocks for a hundred years. In a year when 400 companies across corporate America restated their earnings, cash became the right thing: you never have to restate it.

Share Repurchase (FISCAL 1999-2002)

Shares purchased	Total cost	Average purchase price/share	Mandalay's cost of equity	Share value at April 22, 2002	Implied rate of return on share purchase[1]
25.9 million	$454.2 million	$17.57	11%	$34.99	22%

[1] COST OF EQUITY / (AVERAGE PURCHASE PRICE / CURRENT VALUE)
NOTE: MANDALAY'S BLENDED COST OF CAPITAL (DEBT AND EQUITY COMBINED) IS APPROXIMATELY 8%.

LETTER TO SHAREHOLDERS

WE began this year hoping for clear signs of recovery from the difficult events of last year — especially those dominating the last four months of our fiscal year, when visitor traffic to Las Vegas fell off so dramatically. Those hopes have now brightened with each passing month into genuine expectations of real growth. Our country's consumer society, in which travel plays such a major role, has proven its resilience through tough times. Our loyal customer base of many years has found its confidence restored and has come back in force to our Las Vegas Strip resorts. Traveling to Las Vegas is a staple of the American lifestyle, and this year could be a record-breaker in visitor numbers to the Strip.

LAS VEGAS IS THE STANDARD FOR AMERICAN POP CULTURE, CELEBRATING PROSPERITY, ABUNDANCE, INVENTION, AND OUR REMARKABLE INSTINCT FOR FUN.

If our first quarter, typically our strongest, is any indication, this year we will achieve a definitive upturn in our operating results. It will take a bit longer for our average room rates to recover than our visitor counts, but both are on the rise.

As we have reshaped Mandalay's franchise over the past few years, our operating results have become increasingly sensitive to our room rates on the Las Vegas Strip. This has been by design. Today in Las Vegas, we generate less than 40% of our revenues in the casino, whereas it was 60% a decade ago. More and more of our profit also derives from the "total resort" aspects of our business. Our quest has been to position Mandalay, across its portfolio of properties, as a first choice among consumers of destination entertainment. The success we have achieved is demonstrated by the Las Vegas Strip, where we have established Mandalay as a leader company by controlling nearly 19,000 hotel rooms, or 25% of the rooms base. We believe that as we raise room prices in our branded resorts to meet growing demand, our rate of profit growth can match or exceed that of any of the other top companies in our industry.

NEXT YEAR OUR CONVENTION CENTER AT MANDALAY BAY WILL DRIVE MUCH OF OUR EARNINGS GROWTH.

One potent contributor to our ability to raise room prices will be our Convention Center at Mandalay Bay. Within a year or two, this project can enable us to double the percentage of rooms we can sell to conventioneers — a high-price segment of the overall market that we underserve today. This new line of business will fill many of the hotel rooms we now sell at lower rates during midweek periods. The Convention Center is scheduled to open next January, and thus far advance bookings are ahead of plan. This project can drive much of next year's growth in profit.

Programmed growth is one aspect of our success and quality of profit is another. A metric that we emphasize throughout our management corps is economic profit. We define economic profit as free cash flow — the amount of actual cash left to the shareholders after all our bills are paid. Free cash flow represents the money that can be distributed to shareholders, reinvested in the enterprise, devoted to debt reduction, or used for any combination of such activities. Wherever there is rising free cash flow, a valuable business is its source. America has seen a dismal streak of former growth stars among corporations come crashing to earth in recent months, all for lack of this very characteristic: sustainable cash results.

Our balance sheet remains a flexible resource that contributes to our competitive strength. In the coming few years, as our earnings rise, our credit ratios will constantly improve. Today we have more borrowing power than a year ago, at better projected rates of interest — which is far from the case in much of the rest of corporate America. We can pursue major growth opportunities, like more rooms at Mandalay Bay, over the next three years, while improving our credit ratios. Free cash flow will provide most of the funds we will need.

OUR OUTLOOK WENT FROM RECOVERY TO GROWTH IN A FEW SHORT MONTHS.

Our share repurchase policy of the past several years has also accomplished a fair amount. For one thing, reducing our outstanding shares by a third has laid the basis for a higher future rate of growth in free cash flow per share (as well as in earnings per share). Secondly, share repurchases have lowered the cost of the capital we use to run the business, since equity is our most expensive form of capital. And the repurchase program has proved to be an inspired "acquisitions strategy" during a bear market in stocks: In four years we spent $450 million to retire 26 million shares, with an implied rate of return over 20% (see page 1). Not many acquisitions in our industry have achieved those kinds of numbers.

From a company that specialized in slot machines a decade ago, we have created a marketing enterprise that now caters to customers' own spending preferences, whether those preferences are for casinos, hotels, fine restaurants or theatrical venues. We endeavor to identify what customers like the most in each of our resorts, and we focus on those attributes so as to capture a maximum portion of the customer's vacation budget. In time, this emphasis should promote higher customer spending across our properties — in our unique resorts already paid for and installed on the Las Vegas Strip.

Our One Club is a prime example of this new strategic thinking at Mandalay Resort Group. Our unique One Club allows cash and comp dollars to be accumulated and redeemed in real time across multiple properties. Our Las Vegas Strip resorts are linked through the One Club system, and that system will be companywide by the fourth quarter.

We tend to lead in the markets where we compete, and our properties are difficult to duplicate. In Elgin, Illinois, our Grand Victoria (50%-owned) holds the spot as most profitable casino gaming vessel in this country. In Detroit, our MotorCity Casino, as it becomes a permanent property, should stand out as best-in-class. In Las Vegas, Mandalay will likely continue to be the developer of the most new projects in the largest market for our industry, raising our percentage of the total rooms base on the Strip. Last year this company sold nearly 1% of all the room nights in America, a vigorous performance in retail terms.

MANDALAY HAS TRANSFORMED ITSELF INTO A MARKETING COMPANY WITH RESORT BRANDS THAT ATTRACT AND RETAIN CUSTOMERS WHO WILL SPEND MORE AND MORE.

The sheer size of our Las Vegas position — including a contiguous mile of connected properties and amenities on the Las Vegas Strip — has few if any rivals elsewhere. With American baby boomers, our core market, becoming wealthier and more inclined to travel in the next decade, our Las Vegas position has found its moment. Las Vegas is already a bigger business than Hollywood domestically.

We have the will in this company, among our 33,000 employees, to bring our strategy of renewal to completion over the next couple of years. This human ingredient always shows in the pinch, and in a trying environment last year, our people once again performed to their utmost. When your customers keep coming back and your own people keep up their best efforts, no matter the challenge, the right results will eventually follow.



"At Mandalay Resort Group, business model innovation has continued for an extended period of time. Its core insight now is to offer a full-range of resort-based entertainment that includes gambling as *one* of the choices. That's quite an evolution from the company's original core insight of offering the best deal in town on slot machines... Mandalay Resort Group will be able to adapt and serve the emerging needs of customers through its expanding core insights..."

Donald Mitchell and Carol Coles, *The Ultimate Competitive Advantage*, to be published February 2003.

GLENN SCHAEFFER

**PRESIDENT,
CHIEF FINANCIAL OFFICER AND
TREASURER**

MICHAEL S. ENSIGN

**CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND
CHIEF OPERATING OFFICER**

WILLIAM A. RICHARDSON

VICE CHAIRMAN OF THE BOARD

THE SIZE OF THINGS TO COME

INNOVATION is the name of the game in entertainment. In a brief two decades, the gaming industry became the fastest-growing segment of America's entertainment economy. And the entertainment economy depicts the continued ascent of luxury consumption in America. By 2010, as much as 15% of GDP could be represented by people buying fun and recreation. They'll want new experiences more than new objects or things.

Las Vegas itself got big during those years. Along the famous Las Vegas Strip, the number of rooms doubled in the 1990s, and the scale of the buildings went off the charts. By way of example, Luxor's spacious atrium could hold a stack of 13 jumbo jets.

Casinos in America multiplied in the 1990s, but the greatest buildings — in their complexity, imagination, playfulness and sheer visual cheek — belonged solely to this single neighborhood, the Strip, which nearly 40 million travelers will visit within the next year.

The most ambitious stretch of the Strip is our own Mandalay Mile, an interconnected Strip within the Strip. Traveling consumers of entertainment can find a totality of choice here — whether by price, type of attraction, menu, room style, nightlife or casino atmosphere. Our buildings, according to author James B. Twitchell, have become "city-states of fantasy and indulgence."

OUR BEST STRATEGY FOR GROWTH LIES IN WHAT'S HARDEST FOR OUR COMPETITORS TO COPY. BIGGER CAN MEAN BETTER.

Three companies own or control 70% of the rooms on the Strip, and Mandalay's a leader. Additional room supply will be relatively light in the near future, compared to the past decade. So what's new? Try our Convention Center at Mandalay Bay (photo), which will be initially supported by our 12,000 hotel rooms along Mandalay Mile, and will provide a distinctly modern experience for the business-and-meeting traveler. Proof: The largest ballroom in the U.S., plus more than one million square feet of well-appointed meeting and exhibit space, all boasting the latest electronic capacity. They don't build them like that in Kansas. Advance bookings for next year are ahead of plan.

We'll fill in more of Mandalay Mile as customers keep coming — more luxury rooms tied into Mandalay Bay, then another destination resort of design excellence, new things on the marquee. It's a kind of All-American destiny.

CONVENTION CENTER EXPANSION

LEGEND

- A Mandalay Bay Resort & Casino
- B Special Events Center
- C Convention Center (existing)
- D Wave Pool
- E Aquarium
- F Convention Center Expansion



FRANK SINATRA BLVD
PROPOSED CONVENTION CENTER EXPANSION
DECIBEL LINE
EXISTING SPECIAL EVENTS CENTER
B
EXISTING CONVENTION CENTER
C
ALL CONSTRUCTION TO MEET DECIBEL NOISE CRITERIA
F
EXISTING EXHIBIT WALKWAY
E
EXISTING AQUARIUM
EXISTING WAVE POOL
D
DECIBEL LINE
NEW EXHIBIT WALKWAY
A
EXISTING FOUR SEASONS HOTEL


MANDALAY
BAY




MANDALAY BAY

WE have assembled, piece by piece, the largest fully integrated resort complex in the world — Mandalay Mile. Encompassing Excalibur, Luxor and our crown jewel, Mandalay Bay Resort and Casino, Mandalay Mile is the most important engine for revenue and profit in our company. With 12,000 hotel rooms and manifold entertainment attractions, restaurants and casinos, Mandalay Mile provides an unparalleled mix of product that enables us to both attract and retain customers at our resorts.

MANDALAY MILE IS THE MOST IMPORTANT ENGINE FOR REVENUE AND PROFIT IN OUR COMPANY.

Mandalay Mile is the cornerstone of our plan to be a world-class leader in destination entertainment – an industry of the future. Our strategy is to offer customers memorable experiences and a breadth of attractions that are available nowhere else in identical format. This variety will enable us to maximize the percentage of a customer's budget that we capture. Visitors to Las Vegas typically spend about 60% of their budget at the property at which they stay, with the majority of the remaining amount spent at a neighboring property, then some spent at a close-by third property, and so on — over the course of visiting five properties per trip. By providing a critical mass of accommodations, attractions, entertainment options and business meeting space, Mandalay Mile has become a truly immersive place that the consumer never leaves, and signals the eminence of Las Vegas as a world-class entertainment destination.

MANDALAY MILE HAS EMERGED AS THE MOST POWERFUL FULLY INTEGRATED RESORT COMPLEX OF ITS KIND, AND SIGNALS THE EMINENCE OF LAS VEGAS AS A WORLD-CLASS ENTERTAINMENT DESTINATION.

This unique asset will strengthen our ability to claim customers for life, our marketing ideal, who are devoted to something beyond the ordinary when they vacation.

MANDALAY BAY RESORT & CASINO

ROOMS & SUITES	3,643 rooms, including 400 suites and a 424-room Four Seasons Hotel
MEETING, BANQUET & EXHIBITION FACILITIES	125,000 total sq. ft.
CONVENTION CENTER EXPANSION (2003)	1,800,000 total sq. ft., including: • Pillarless ballroom (100,000 sq. ft.- largest in the nation) • Junior ballroom (50,000 sq. ft.) • Breakout meeting space (100,000 sq. ft.) • Exhibit space (1,000,000 sq. ft.)
CASINO	135,000 sq. ft. 2,083 slots 128 table games
DINING & LOUNGES	13 restaurants 5 lounges
ENTERTAINMENT	House of Blues Storm – a musical **rumjungle** Nightclub Special Events Center
SPECIAL ATTRACTIONS	White sand beach and wave pool 3 pools Lazy River Ride Spa Mandalay Shark Reef


MANDALAY BAY
MANDALAY BAY
MANDALAY BAY

Excalibur Hotel & Casino

Luxor Hotel & Casino

Mandalay Bay Resort & Casino



Mandalay Bay Convention Center

EXCALIBUR HOTEL & CASINO

ROOMS & SUITES	4,002 rooms, including 71 suites
MEETING, BANQUET & EXHIBITION FACILITIES	12,000 total sq. ft.
CASINO	110,000 sq. ft. 2,119 slots 72 table games
DINING & LOUNGES	5 restaurants plus food court 1 lounge
ENTERTAINMENT	Tournament of Kings Merlin's Magic Film Ride Catch a Rising Star Comedy Club Court Jester's Stage Fantasy Faire Midway
SPECIAL ATTRACTIONS	2 pools



TRAM STATION
TO
MANDALAY
BAY
LUXOR

LUXOR HOTEL & CASINO

ROOMS & SUITES	4,408 rooms, including 487 suites
MEETING, BANQUET & EXHIBITION FACILITIES	20,000 total sq. ft.
CASINO	120,000 sq. ft. 2,007 slots 104 table games
DINING & LOUNGES	11 restaurants plus food court 3 lounges
ENTERTAINMENT	Blue Man Group Ra Nightclub Midnight Fantasy IMAX Theatre
SPECIAL ATTRACTIONS	Giza Galleria Oasis Spa Pharoah's Pavilion King Tut Museum 2 pools



FINANCIAL SUMMARY

	For the year ended January 31,				
(in thousands, except share data)	2002	2001	2000	1999	1998
INCOME STATEMENT DATA					
Revenues	$2,461,799	$2,495,784	$2,024,905	$1,454,465	$1,335,686
Operating income	$ 351,060	$ 431,534	$ 273,736	$ 242,779	$ 236,500
Pretax income	$ 93,006	$ 194,392	$ 103,116	$ 140,815	$ 147,922
Net income	$ 53,044	$ 119,700	$ 42,163	$ 85,198	$ 89,908
Earnings per share (diluted)	$ .71	$ 1.50	$ .46	$ .90	$ .94
BALANCE SHEET DATA					
Total assets	$4,037,034	$4,248,266	$4,329,476	$3,869,707	$3,263,548
Long-term debt	$2,482,087	$2,623,597	$2,691,292	$2,259,149	$1,788,818
Stockholders' equity	$ 940,609	$1,068,940	$1,187,780	$1,157,628	$1,123,749
Shares outstanding at year end	70,793,965	76,276,236	89,869,797	90,663,083	95,112,883
OTHER DATA					
Net cash provided by operating activities	$ 358,248	$ 435,566	$ 225,000	$ 237,583	$ 215,310
EBITDA(1)	$ 567,061	$ 649,518	$ 452,037	$ 384,920	$ 366,229
Capital expenditures	$ 156,742	$ 110,220	$ 352,133	$ 671,547	$ 663,270
Rooms(2)	27,059	27,118	27,118	27,118	23,418
Casino space (sq. ft.)(2)	1,086,700	1,086,700	1,086,700	1,030,700	894,700
Employees(2)	33,267	35,455	35,815	33,966	27,222

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it a key benchmark, since it factors out the impact of depreciation and goodwill amortization, the principal noncash expenses affecting our income. EBITDA is not an accepted measure of performance under GAAP and should not be considered an alternative to GAAP measures of performance.

(2) Includes 100% of joint venture properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 2002 COMPARED WITH FISCAL 2001

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS IN FISCAL 2002

SEPTEMBER 11, 2001

The terrorist attacks of September 11, 2001, had a pronounced effect on our operating results for the year ended January 31, 2002. This effect was felt primarily at our Las Vegas properties, which generate approximately two-thirds of our operating income. Our Las Vegas properties, with almost 19,000 hotel rooms, are dependent on air travel for a significant portion of their customers. This is particularly true at our more upscale resorts, Mandalay Bay and Luxor, where over 50% of the hotel customers arrive via plane. As a result of the terrorist attacks, air travel plummeted nationally. Passenger counts at McCarran International Airport in Las Vegas fell almost 20% over the last four months of 2001, leading to an overall 4.5% decline for the year. Visitor volume to Las Vegas declined 2.3% in 2001, despite being up 1% for the year-to-date period prior to September 11. The decreases in air traffic and visitor volume caused declines in the number of customers staying at and visiting our Las Vegas properties. This situation was particularly acute immediately following the attacks, when occupancy levels at our Las Vegas properties fell to the mid-60% range, compared to a normal occupancy above 90%. These factors led to declines in revenues and operating income at our Las Vegas properties during the fiscal year.

Our operations in Reno, Laughlin and Jean, Nevada, were not as vulnerable to the aftermath of September 11. These markets are essentially drive-in markets. While air traffic fell sharply following the attacks, automobile traffic to Laughlin and Jean actually rose, while traffic to Reno showed a modest drop.

Our joint venture properties in Elgin, Illinois, and Detroit, Michigan, did not reflect any adverse impact from the terrorist attacks, as their revenues and operating income after September 11 were higher than they had been in the previous year. These properties serve essentially locals markets (a majority of our customers live within a relatively short distance of the properties) and so were minimally affected by travel concerns in the aftermath of the attacks. Detroit also benefitted from the temporary closure of the U.S./Canadian border immediately following the terrorist attacks (and from subsequently increased security), which impeded access from the U.S. to a competing property in Windsor, Ontario.

In response to the terrorist attacks, we took several steps to minimize their effect on our operations and our financial position. We temporarily (until February 2002) suspended construction of our new convention center at Mandalay Bay (see "Financial Position and Capital Resources" for more details); delayed or suspended all other discretionary capital spending; and laid off a portion of our workforce. We laid off approximately 4,500 employees at the beginning of October (out of a total workforce of over 30,000 employees, including those at our joint ventures), mostly at our Las Vegas properties. Additionally, wage levels were frozen for nonunion personnel and bonuses were reduced for many management employees. We also made several financing decisions designed to enhance our liquidity, such as amending our credit facilities to ease financial covenants, issuing additional senior subordinated notes and entering into additional operating lease arrangements. (See "Financial Position and Capital Resources" for additional details regarding these financing activities.) We cannot predict the extent to which the events of September 11 will continue to directly or indirectly impact our operating results in the future, nor can we predict the extent to which future security alerts and/or additional terrorist attacks may impact our operations.

ECONOMIC RECESSION

Historically, there has not been a high correlation between economic conditions and our operating results. This has been true with respect to the overall U.S. economy and also the regional economies from which we derive a substantial portion of our customers (e.g., California). However, we believe the broad economic recession that affected the country throughout most of 2001 and into 2002, and that was exacerbated by the terrorist attacks on September 11, contributed to the downturn in our results for fiscal 2002.

EXPANSION OF NATIVE AMERICAN GAMING

On March 7, 2000, California voters approved Proposition 1A, which amended the California constitution and legalized "Nevada-style" gaming on Native American reservations. The passage of this amendment has allowed the expansion of existing Native American gaming operations, as well as the opening of new ones. Significant expansion occurred in the latter part of fiscal 2001 and the early part of fiscal 2002. The result has been a decline in operating results at our properties in the secondary markets of Reno, Laughlin and Jean, Nevada. The impact of expanded Native American gaming has been particularly significant at the Gold Strike and Nevada Landing in Jean, and was the principal factor behind the impairment loss that was recognized at those properties in fiscal 2002 (see discussion under "Results of Operations"). While most existing Native American gaming facilities in California are modest compared to our Nevada casinos, numerous Native American tribes have announced they are developing or are considering establishing large-scale hotel and gaming facilities in California. Numerous other tribes are at various stages of planning new or expanded facilities. The continued growth of Native American gaming establishments in California (as well as elsewhere in the country) could have a material adverse effect on our operations.

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2002, we reported net income of $53.0 million, or $.71 per diluted share, versus $119.7 million, or $1.50 per diluted share, for the year ended January 31, 2001.

The decrease in earnings per share was attributable primarily to an impairment loss of $52.0 million in fiscal 2002 related to the write-down of the carrying value of our two Jean properties, Gold Strike and Nevada Landing. This write-down reflects the downturn in operating results at these properties over the past few years due to the continued expansion of Native American casinos in California. The write-down was made in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Of the $52.0 million write-down, $17.9 million represented goodwill. Results for fiscal 2002 also include preopening expenses of $2.2 million related to the new convention center currently under construction at Mandalay Bay.

Fiscal 2002 earnings were affected as well by the September 11 attacks, the recession, the expansion of Native American gaming and higher utility costs. Utility costs rose $12.7 million, or 28%, at our wholly owned properties, with most of the increase attributable to our Las Vegas Strip properties. Utility costs were higher due to the spillover effect from the California energy crisis.

The negative effect of all of the above factors on our earnings per share was partially offset by a lower number of average diluted shares outstanding (74.5 million in fiscal 2002 versus 79.7 million in fiscal 2001) due to our purchase of shares. See "Financial Position and Capital Resources" for a discussion of our share purchase activity.

Results for fiscal 2001 included preopening expenses of $1.8 million related to the Shark Reef at Mandalay Bay, which opened June 20, 2000. Results also included $3.6 million in income related to reducing a liability assumed when the Mandalay Bay site was acquired in 1995.

REVENUES

Revenues decreased $34.0 million, or 1%, for the year ended January 31, 2002. The decrease was due primarily to the effect of September 11 on our Las Vegas Strip properties, whose revenues were down $33.6 million, or 2% (including our 50% share of the operating income of Monte Carlo). Revenues also declined at our other Nevada properties, mainly because of expanded Native American gaming in California. In Reno revenues decreased $6.2 million, or 4% (including our 50% share of the operating income of Silver Legacy); in Laughlin they were down $11.5 million, or 7%; and in Jean they were down $14.4 million, or 17%. These declines were partially offset by a $33.5 million, or 10%, increase in revenues at MotorCity Casino in Detroit, Michigan.

CASINO REVENUES

Casino revenues declined $19.9 million, or 2%, in fiscal 2002. Casino revenues declined at all of our major wholly owned properties due to the impact of the significant factors discussed previously. These declines were partially offset by a $35.4 million, or 11%, increase in casino revenues at MotorCity Casino.

ROOM REVENUES

Room revenues fell $29.8 million, or 5%, in fiscal 2002. Our Las Vegas properties experienced strong growth in revenue per available room ("REVPAR") through the first part of the year, mainly as a result of increases in room rates. However, following September 11, occupancy rates declined dramatically and room rates were discounted in order to stimulate demand. As a result, REVPAR fell noticeably in the last quarter of the year. The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2002			FYE 1/31/2001		
	Avg. Rate	Occ. %	REVPAR	Avg. Rate	Occ. %	REVPAR
Mandalay Bay	$167	80%	$134	$154	86%	$133
Luxor	$ 98	83%	$ 81	$ 98	93%	$ 92
Excalibur	$ 70	92%	$ 64	$ 70	94%	$ 66
Circus Circus-Las Vegas	$ 55	89%	$ 49	$ 57	95%	$ 54
Circus Circus-Reno	$ 54	81%	$ 44	$ 53	82%	$ 43
Colorado Belle	$ 31	80%	$ 25	$ 30	84%	$ 25
Edgewater	$ 30	78%	$ 23	$ 27	85%	$ 23
Gold Strike-Tunica	$ 62	78%	$ 48	$ 69	76%	$ 52
Weighted average all wholly owned properties	$ 81	83%	$ 67	$ 79	89%	$ 70
Weighted average wholly owned Las Vegas Strip properties	$ 95	86%	$ 82	$ 93	92%	$ 85

FOOD AND BEVERAGE REVENUES

Food and beverage revenues decreased $7.8 million, or 2%, in fiscal 2002, attributable principally to the impact that September 11 had on our Las Vegas Strip properties.

OTHER REVENUES

Other revenues rose $32.5 million, or 11%, in fiscal 2002. Other revenues come principally from amusements, retail stores and entertainment. Most of the increase was due to the success of Blue Man Group, the unique off-Broadway production which debuted in March 2000 at Luxor. The April 2001 opening of our new production, "Storm," in the Mandalay Bay Showroom also contributed to the increase, as did the Shark Reef at Mandalay Bay (which opened June 2000).

EARNINGS OF UNCONSOLIDATED AFFILIATES

We record our 50% share of the operating income of our unconsolidated joint ventures (Grand Victoria, Monte Carlo and Silver Legacy) as revenue under "Earnings of Unconsolidated Affiliates." (Results from the 53.5%-owned MotorCity Casino are consolidated for financial reporting purposes.) Earnings of unconsolidated affiliates decreased $1.4 million, or 1%, in fiscal 2002. Decreases in results at Monte Carlo and Silver Legacy were largely offset by an increase at Grand Victoria.

INCOME FROM OPERATIONS

For the year ended January 31, 2002, income from operations declined $80.5 million, or 19%, from the previous year. The composite operating margin in fiscal 2002 was 14.3% versus 17.3% in fiscal 2001. The previously discussed impairment loss of $52.0 million recognized at our Jean properties was a principal cause of the declines in operating income and operating margin. Our Las Vegas Strip properties also contributed to the declines, as the effects of September 11 depressed results in that market, particularly in the hotel department where our operating margins are typically the highest. The table below summarizes operating results by property and is followed by a discussion of operating results by market.

	FYE 1/31/2002			FYE 1/31/2001		
(in millions)	Operating Income	Depreciation	EBITDA[1]	Operating Income	Depreciation	EBITDA[1]
Mandalay Bay	$ 41.6	$ 43.4	$ 85.0	$ 38.4	$ 40.8	$ 79.2
Luxor	74.9	33.8	108.7	85.9	37.3	123.2
Excalibur	67.6	17.9	85.5	79.0	16.9	95.9
Circus Circus-Las Vegas[2]	39.8	23.0	62.8	47.7	23.6	71.3
Gold Strike-Tunica	11.0	12.8	23.8	19.4	12.8	32.2
Colorado Belle/Edgewater	10.5	11.5	22.0	13.6	11.3	24.9
Circus Circus-Reno	14.4	9.2	23.6	18.9	9.8	28.7
Gold Strike properties[3]	(55.6)	10.2	(45.4)	7.7	10.4	18.1
MotorCity Casino[4]	72.2	39.1	111.3	49.3	37.5	86.8
Unconsolidated joint ventures[5]	107.1	6.5	113.6	108.5	6.5	115.0
Other	(3.7)	0.9	(2.8)	(4.9)	0.3	(4.6)
Subtotal	379.8	208.3	588.1	463.5	207.2	670.7
Corporate expense	(28.7)	7.7	(21.0)	(32.0)	10.8	(21.2)
Total	$351.1	$216.0	$567.1	$431.5	$218.0	$649.5

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it a key benchmark, since it factors out the impact of depreciation and goodwill amortization, the principal noncash expenses affecting our income. EBITDA is not an accepted measure of performance under GAAP and should not be considered an alternative to GAAP measures of performance.

(2) Includes Circus Circus-Las Vegas and Slots-A-Fun.

(3) Includes Gold Strike, Nevada Landing and Railroad Pass.

(4) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.

(5) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall decrease in operating income of $32.5 million, or 11%, for fiscal 2002. At Mandalay Bay, operating income rose $3.2 million, or 8%, due primarily to increases in room rates that were achieved during the first part of the fiscal year, prior to the events of September 11. Because of the upscale clientele at this property, it possesses greater pricing leverage than our other properties. Operating income at our other Las Vegas properties declined for the year, tracking the lower revenues that followed September 11. At Excalibur operating income was down $11.4 million, or 14%; at Luxor it was down $11.0 million, or 13%; and at Circus Circus it was off by $7.9 million, or 17%. The contribution from Monte Carlo also declined, falling $5.4 million, or 14%, for the year.

RENO

Operating income from our Reno properties (including our 50% share of Silver Legacy) was down $5.5 million, or 15%, in fiscal 2002, despite the presence in Reno of the men's national bowling tournament. Operating results at our Reno properties have been adversely impacted by the expansion of Native American gaming in California and the northwestern U.S. The events of September 11 also contributed to the decline in operating income.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined decrease in operating income of $3.1 million, or 23%, for fiscal 2002. While REVPAR was flat, casino revenues decreased 8%. Like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California.

OTHER MARKETS

In Detroit, Michigan, MotorCity Casino generated operating income of $72.2 million, an increase of 46% over the prior year. Results at this property have steadily improved since its December 1999 opening. The property also benefitted from the temporary closure of the U.S./Canadian border immediately following the September 11 attacks. This measure, along with subsequently increased security, impeded access from the U.S. to a competing property in Windsor, Ontario. We believe MotorCity Casino has been able to attract a significant number of customers who previously frequented the competing property in Windsor. See "Financial Position and Capital Resources" for additional details regarding our Detroit operation.

In Tunica County, Mississippi, operating income at Gold Strike decreased $8.4 million, or 43%, during fiscal 2002. We believe the slow economy has had a more pronounced effect on this region, and especially on Memphis, Tennessee, which accounts for over half the property's customer base.

The contribution to income from operations from Grand Victoria (a 50%-owned riverboat casino in Elgin, Illinois) increased $5.0 million, or 9%, for fiscal 2002. This market was apparently not negatively impacted by the terrorist attacks on September 11. It may have actually benefitted to the extent potential customers in this market were less willing to travel outside the region.

DEPRECIATION AND AMORTIZATION

For fiscal 2002, depreciation and amortization expense was $216.0 million versus $218.0 million in fiscal 2001. These amounts include goodwill amortization of $11.8 million in each year. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides that goodwill will no longer be amortized, but will instead be reviewed for impairment upon adoption and at least annually thereafter. SFAS 142 took effect for the company beginning February 1, 2002. We have begun our review of existing goodwill for impairment. After the review is complete, any impairment will be recognized as a cumulative effect of a change in accounting principle in the quarter ended April 30, 2002. For fiscal 2003, we estimate that our depreciation expense will be approximately $175 million.

INTEREST EXPENSE

In fiscal 2002, interest expense (excluding interest expense of unconsolidated joint ventures and without reduction for capitalized interest) increased $0.8 million over fiscal 2001. The increase was due to the issuance of $500 million principal amount of 10¼% Senior Subordinated Notes in July 2000, the issuance of $200 million principal amount of 9½% Senior Notes in August 2000, and the issuance of $300 million principal amount of 9⅜% Senior Subordinated Notes in December 2001. The net proceeds from these offerings were used to pay down lower-cost borrowings outstanding under our bank facility. The higher interest rates on the notes we issued were largely offset by lower average interest rates on our bank facility, as well as lower average borrowings outstanding.

We recorded interest expense related to unconsolidated joint ventures of $8.5 million in fiscal 2002 compared with $11.3 million in the prior year. These amounts reflect our 50% share of the interest expense of Silver Legacy and Monte Carlo. The decrease was attributable primarily to lower average interest rates.

On March 5, 2002, Silver Legacy issued $160 million of 10⅛% Mortgage Notes due 2012. Contemporaneously with the issuance of the notes, Silver Legacy entered into a new senior secured credit facility, comprised of a $20 million revolving credit facility and a $20 million amortizing term loan. The net proceeds of the note offering, combined with draws under the new credit facility, were used to repay the prior credit facility ($152.3 million) and to fund a $30 million distribution to the Silver Legacy partners ($20 million of which was distributed to Mandalay). Immediately following the transactions, total long-term debt for Silver Legacy was approximately $187 million.

At January 31, 2002, long-term debt (including current portion) stood at $2.52 billion compared to $2.67 billion at January 31, 2001. The fiscal 2002 total included $64.0 million of debt related to MotorCity Casino, while the fiscal 2001 total included $127.0 million of debt related to MotorCity. Capitalized interest was $1.0 million in fiscal 2002 compared to $1.6 million in the previous year. Capitalized interest in fiscal 2002 related primarily to the new convention center at Mandalay Bay. Capitalized interest in the prior year was associated with the Shark Reef at Mandalay Bay.

INCOME TAXES

The effective tax rates for fiscal 2002 and fiscal 2001 were 43.0% and 38.4%. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill. The higher rate in fiscal 2002 was due to the impairment loss of $52.0 million. As previously discussed, $17.9 million of this loss represented the write-off of goodwill, which is not deductible for tax purposes. For fiscal 2003, we estimate our effective tax rate will be 36%–37%, with the reduction attributable to the elimination of goodwill amortization pursuant to SFAS 142, as discussed previously.

FISCAL 2001 COMPARED WITH FISCAL 2000

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2001, we reported net income of $119.7 million, or $1.50 per diluted share, versus $42.2 million, or $.46 per diluted share, for the year ended January 31, 2000.

The increase in earnings was due mostly to strong operating performances at our Las Vegas Strip properties and at Grand Victoria in Elgin, Illinois. MotorCity Casino, our 53.5%-owned joint venture in Detroit, Michigan, was also a factor, as it contributed a full year of operations in fiscal 2001 against less than two months of operations in fiscal 2000 (the casino opened December 14, 1999). Higher interest expense, stemming from higher average debt outstanding and higher average interest rates, offset some of the operating gains. Share purchases also benefitted earnings per share comparisons, as average diluted shares outstanding decreased to 79.7 million from 91.9 million in the prior year.

Results for fiscal 2001 include preopening expenses of $1.8 million related to our saltwater aquarium attraction, the Shark Reef at Mandalay Bay, which opened June 20, 2000. Results for fiscal 2001 also include $3.6 million in income related to reducing a liability assumed when the Mandalay Bay site was acquired in 1995. Results for fiscal 2000 include preopening expenses of $83.0 million related primarily to Mandalay Bay and MotorCity Casino (including the write-off of $33.8 million of previously capitalized preopening costs) and the write-off of $5.4 million related to a timeshare project we decided not to pursue.

REVENUES

Revenues for fiscal 2001 increased $470.9 million, or 23%, from the prior year. The increase was attributable primarily to MotorCity Casino, which generated revenues of $330.1 million in fiscal 2001 versus $38.8 million in fiscal 2000, when it was open only one month. Mandalay Bay, which was open an additional month in fiscal 2001, also contributed in a significant fashion, with a revenue increase of $99.0 million, or 22%.

CASINO REVENUES

Casino revenues rose $296.1 million, or 32%, during fiscal 2001 due primarily to a full year of operations at MotorCity Casino. Casino revenues at that property rose to $309.0 million from $35.9 million the previous year. Meanwhile, casino revenues at our Las Vegas Strip properties rose a combined 4%. The increase was driven by Mandalay Bay, whose casino revenues grew $19.3 million, or 11%, mainly because of the additional month of operations and an upturn in high-budget play.

ROOM REVENUES

Room revenues in fiscal 2001 rose $77.2 million, or 14%. The growth came principally from our Las Vegas Strip properties, whose revenue per available room ("REVPAR") increased $9 over the prior year. Mandalay Bay again led the way, with an average room rate of $154 compared to $128 in the prior year. The growth in REVPAR was driven by increased demand stemming from a continued rise in the number of visitors to Las Vegas (up 6% for calendar year 2000). The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2001			FYE 1/31/2000		
	Avg. Rate	Occ. %	REVPAR	Avg. Rate	Occ. %	REVPAR
Mandalay Bay	$154	86%	$133	$128	84%	$108
Luxor	$ 98	93%	$ 92	$ 90	92%	$ 82
Excalibur	$ 70	94%	$ 66	$ 67	92%	$ 62
Circus Circus-Las Vegas	$ 57	95%	$ 54	$ 56	96%	$ 54
Circus Circus-Reno	$ 53	82%	$ 43	$ 49	84%	$ 41
Colorado Belle	$ 30	84%	$ 25	$ 29	85%	$ 24
Edgewater	$ 27	85%	$ 23	$ 27	83%	$ 23
Gold Strike-Tunica	$ 69	76%	$ 52	$ 69	72%	$ 50
Weighted average all wholly owned properties	$ 79	89%	$ 70	$ 71	88%	$ 63
Weighted average wholly owned Las Vegas Strip properties	$ 93	92%	$ 85	$ 83	91%	$ 76

FOOD AND BEVERAGE REVENUES

Food and beverage revenues increased $71.4 million, or 21%, from the previous year. This increase was driven largely by a full year of operations at MotorCity Casino, where food and beverage revenues increased $41.5 million over the prior year. Also stimulating food and beverage revenues were selective price increases at our Las Vegas Strip properties.

OTHER REVENUES

Other revenues rose $48.2 million, or 19%, in fiscal 2001. Other revenues come principally from amusements, retail stores and entertainment. Most of the increase was attributable to Luxor, where these revenues rose $19.6 million due primarily to the success of Blue Man Group, our unique off-Broadway production which debuted in March 2000. The Shark Reef at Mandalay Bay, another instant success, opened in June 2000 and contributed to a $14.4 million increase in other revenues at the property.

EARNINGS OF UNCONSOLIDATED AFFILIATES

We record our share of the operating income of our unconsolidated joint ventures (Grand Victoria, Monte Carlo and Silver Legacy) as revenue under "Earnings of Unconsolidated Affiliates." (Results for MotorCity Casino are consolidated for financial reporting purposes.) Earnings of unconsolidated affiliates increased $16.0 million in fiscal 2001, with most of the increase attributable to the 50%-owned Grand Victoria. The contribution from this property increased $10.7 million, or 23%, from fiscal 2000. This property benefitted from more profitable dockside gaming operations throughout all of fiscal 2001, whereas it was limited to cruising operations in the first half of fiscal 2000.

INCOME FROM OPERATIONS

For the year ended January 31, 2001, income from operations rose $157.8 million, or 58%, from the previous year. The composite operating margin was 17.3% versus 13.5% in fiscal 2000. Our Las Vegas Strip properties, along with MotorCity Casino and Grand Victoria, were the principal drivers of this growth. The table below summarizes operating results by property and is followed by a discussion of operating results by market.

	FYE 1/31/2001			FYE 1/31/2000		
(in millions)	Operating Income	Depreciation	EBITDA[1]	Operating Income	Depreciation	EBITDA[1]
Mandalay Bay	$ 38.4	$ 40.8	$ 79.2	$ (4.7)	$ 33.9	$ 29.2
Luxor	85.9	37.3	123.2	67.3	36.8	104.1
Excalibur	79.0	16.9	95.9	67.2	16.6	83.8
Circus Circus-Las Vegas[2]	47.7	23.6	71.3	38.7	24.0	62.7
Gold Strike-Tunica	19.4	12.8	32.2	21.2	13.4	34.6
Colorado Belle/Edgewater	13.6	11.3	24.9	18.7	10.7	29.4
Circus Circus-Reno	18.9	9.8	28.7	14.9	10.8	25.7
Gold Strike properties[3]	7.7	10.4	18.1	12.2	10.4	22.6
MotorCity Casino[4]	49.3	37.5	86.8	1.8	5.9	7.7
Unconsolidated joint ventures[5]	108.5	6.5	115.0	92.5	6.5	99.0
Other	(4.9)	0.3	(4.6)	(24.5)	0.2	(24.3)
Subtotal	463.5	207.2	670.7	305.3	169.2	474.5
Corporate expense	(32.0)	10.8	(21.2)	(31.6)	9.1	(22.5)
Total	$431.5	$218.0	$649.5	$273.7	$178.3	$452.0

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it a key benchmark, since it factors out the impact of depreciation and goodwill amortization, the principal noncash expenses affecting our income. EBITDA is not an accepted measure of performance under GAAP and should not be considered an alternative to GAAP measures of performance.
(2) Includes Circus Circus-Las Vegas and Slots-A-Fun.
(3) Includes Gold Strike, Nevada Landing and Railroad Pass.
(4) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.
(5) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall increase in operating income of $90.3 million, or 46%, during fiscal 2001. This increase was driven by an uptrend in the number of visitors to the Las Vegas Strip, as discussed previously. At Mandalay Bay, operating income rose $43.1 million in fiscal 2001. Mandalay Bay benefitted from an extra month of operations in fiscal 2001 compared to the prior year (the property opened March 2, 1999). Mandalay Bay's fiscal 2000 operating income was also affected by preopening expenses. At Luxor, operating income rose $18.6 million, or 28%. Meanwhile, operating income at Excalibur rose $11.8 million, or 17%; while at Circus Circus-Las Vegas it rose $9.0 million, or 23%. The contribution from Monte Carlo also rose, up $7.8 million, or 26%, compared with the prior year.

RENO

Circus Circus posted an increase in operating income of $4.0 million, or 27%. Meanwhile, our share of operating income from Silver Legacy declined $2.5 million from fiscal 2000 (see note below). Fiscal 2001 results were boosted by a national bowling tournament which Reno hosts two out of every three years. The city hosted the women's national tournament from March through July 2000, but did not host any tournament in the prior year. This contributed to modest increases in casino revenues and REVPAR at both properties. We believe the Reno market encountered increased competition from Native American casinos in northern California. In the latter half of fiscal 2001, following the passage of Proposition 5, these Native American casinos began adding more and newer (i.e., more competitive) slot machines.

NOTE: In fiscal 2000, we recorded approximately two-thirds of Silver Legacy's operating income as a priority return on our investment. In fiscal 2001, we recorded our normal 50% share of Silver Legacy's operating income. Had we recorded 50% of Silver Legacy's operating income in fiscal 2000 instead of two-thirds, our share of operating income from Silver Legacy would have increased by $2.0 million instead of declining by $2.5 million.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, together posted a decrease in operating income of $5.1 million, or 27%, for fiscal 2001. While REVPAR was essentially flat for the year, casino revenues were down 2%. Like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California. Furthermore, a lack of health care options in this small community contributed to a 20% rise in health care costs.

OTHER MARKETS

In Detroit, Michigan, MotorCity Casino delivered operating income of $49.3 million in fiscal 2001 compared to $1.8 million in fiscal 2000. This comparison reflects a full 12 months of operation in fiscal 2001 as against one and one-half months in fiscal 2000.

In Tunica County, Mississippi, operating income at Gold Strike decreased $1.8 million, or 9%, during fiscal 2001. Growth in this market continued to slow as competition for business heightened leading to a flattening of results.

The contribution to income from operations by Grand Victoria (a 50%-owned riverboat casino in Elgin, Illinois) grew by $10.7 million, or 25%. This property benefitted from more profitable dockside gaming operations throughout all of fiscal 2001, whereas it was limited to cruising operations in the first half of fiscal 2000.

DEPRECIATION AND AMORTIZATION

In fiscal 2001, depreciation and amortization expense rose $39.7 million, to $218.0 million. This increase derived primarily from the addition of MotorCity Casino.

INTEREST EXPENSE

In fiscal 2001, interest expense (excluding interest expense of unconsolidated joint ventures and without reduction for capitalized interest) climbed $46.2 million. The increase was due partially to higher average borrowings (approximately $2.8 billion in fiscal 2001 against approximately $2.5 billion in fiscal 2000), which were partly related to the purchase of approximately 14.5 million shares of our common stock during fiscal 2001. Average borrowings also increased due to borrowings associated with MotorCity Casino. Additionally, interest expense reflected higher interest rates on our credit line borrowings, as well as the effect of the issuance of $500 million principal amount of 10¼% Senior Subordinated Notes in July 2000 and the issuance of $200 million principal amount of 9½% Senior Notes in August 2000. The proceeds from these two offerings were used to pay down borrowings outstanding under our credit facility.

At January 31, 2001, long-term debt (including current portion) stood at $2.67 billion compared to $2.70 billion at January 31, 2000. The fiscal 2001 total included $127.0 million of debt related to MotorCity Casino, while the fiscal 2000 figure included $150.0 million of debt related to MotorCity. Capitalized interest was $1.6 million in fiscal 2001 compared to $11.0 million in fiscal 2000. Capitalized interest was higher in the prior year due to the inclusion of one month of capitalized interest on Mandalay Bay, which opened March 2, 1999.

We recorded interest expense related to unconsolidated joint ventures of $11.3 million in fiscal 2001 compared with $11.1 million in the previous year. These amounts reflect our 50% share of the interest expense of Silver Legacy and Monte Carlo.

INCOME TAXES

The effective tax rates for fiscal 2001 and fiscal 2000 were 38.4% and 39.1%. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill.

FINANCIAL POSITION AND CAPITAL RESOURCES

OPERATING ACTIVITIES

For fiscal 2002, net cash provided by operating activities was $358.2 million versus $435.6 million in fiscal 2001 and $225.0 million in fiscal 2000. The decrease in fiscal 2002 was attributable to several factors, including a decrease in deferred taxes, a smaller increase in interest payable, lower distributions from unconsolidated affiliates and lower net income stemming from September 11. Deferred taxes decreased $11.9 million in fiscal 2002 due primarily to the write-down of our Jean properties, which is not deductible for tax purposes until the assets are actually disposed of. The increase in fiscal 2001 from fiscal 2000 was due to improved results at our Las Vegas Strip properties (Mandalay Bay was open for a full year versus only 11 months in fiscal 2000) and improved results at Grand Victoria in Elgin, Illinois. MotorCity Casino was also a factor, contributing a full year of operations in fiscal 2001 against less than two months in fiscal 2000.

Mandalay had cash and cash equivalents of $105.9 million at January 31, 2002, sufficient for normal daily operating requirements.

INVESTING ACTIVITIES

Net cash used in investing activities was $159.9 million in fiscal 2002 versus $153.8 million in fiscal 2001 and $464.6 million in fiscal 2000. Capital expenditures and the related increase or decrease in construction payables accounted for most of these amounts.

Capital expenditures for fiscal 2002, which were funded primarily from cash flow, totaled $156.7 million. Of this amount, $61.6 million related to the construction of a new convention center at Mandalay Bay scheduled to open in January 2003 (see "New Projects" for additional details). Another $8.4 million related to the completion of the renovation of the pyramid rooms at Luxor. Capital expenditures also included $13.0 million related to the acquisition of land adjacent to our temporary casino facility in Detroit. For fiscal 2001, capital expenditures totaled $110.2 million. Of this amount, $24.7 million related to the Shark Reef at Mandalay Bay, a saltwater aquarium attraction which opened June 20, 2000, and $15.6 million related to the renovation of the Luxor rooms. Capital expenditures for fiscal 2000 were $352.1 million, of which $213.5 million related to the completion of Mandalay Bay and other core components of Mandalay Mile, and $23.6 million related to the Shark Reef.

With respect to fiscal 2003, we estimate that capital expenditures will be in the range of $250–$300 million. The majority of these expenditures will relate to the completion of the new convention center at Mandalay Bay. These estimated capital expenditures also include maintenance capital spending, which consists of items necessary to maintain the operating condition of our properties, such as new slot machines, carpeting, computers and similar equipment. Capital expenditures for fiscal 2003 will be funded primarily from cash flow, though we also have funds available under our bank credit facilities. Actual capital expenditures for fiscal 2003 may differ significantly from the estimated range.

FINANCING ACTIVITIES

For fiscal 2002, financing activities used net cash of $198.4 million, which included the purchase of 5.2 million shares of our common stock at a cost of $125.9 million. See "Share Purchases" for further discussion of our share purchase activity. We also paid $45.5 million related to interim settlements and interest under our equity forward agreements with Bank of America. See the discussion under "Equity Forward Agreements" for more details. For fiscal 2001, financing activities used net cash of $292.4 million, most of which related to the purchase of 14.5 million shares of our common stock at a cost of $247.1 million. For fiscal 2000, financing activities provided net cash of $274.9 million, stemming primarily from an increase in net borrowings to fund the construction of Mandalay Bay.

CREDIT FACILITIES

In August 2001, we replaced our $1.8 billion unsecured credit facility, dated May 23, 1997, with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan facility which was paid in full using a portion of the net proceeds we received from the issuance of $300 million of Senior Subordinated Notes in December 2001 (discussed more fully below). By paying off the capital markets term loan facility, we reduced our borrowing capacity to $1.1 billion (under the two remaining facilities). The remaining credit facilities, which are for general corporate purposes, include a $250 million term loan facility (the entire amount of which was outstanding at January 31, 2002) and an $850 million revolving facility ($130 million of which was outstanding at January 31, 2002). Each of our credit facilities is unsecured and provides for the payment of interest, at our option, either at (1) a rate equal to or an increment above the higher of the Bank of America prime rate and the Federal Reserve Board federal funds rate plus 50 basis points, or (2) a Eurodollar-based rate. At January 31, 2002, the effective rate of interest on the indebtedness outstanding under our credit facilities was 3.6%. Each of our credit facilities includes financial covenants regarding total debt and interest coverage, plus covenants that limit our ability to dispose of assets, make distributions on our capital stock, engage in a merger, incur liens and engage in transactions with our affiliates. The entire principal amount then outstanding under our credit facilities becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders.

In December 2001, we amended the covenants under each of our credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the events of September 11. The amended covenants were effective with the quarter ended January 31, 2002, and will continue to provide relief through the quarter ending April 30, 2003. As of January 31, 2002, we were in compliance with all of the covenants in our credit facilities, including those related to total debt and interest coverage, and under the most restrictive covenant, we had the ability to issue additional debt of approximately $250 million. Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow.

SENIOR SUBORDINATED/SENIOR NOTES

On July 24, 2000, the Company issued $500 million principal amount of 10¼% Senior Subordinated Notes due August 2007. And on August 16, 2000, the Company issued $200 million principal amount of 9½% Senior Notes due August 2008. These notes are not subject to any sinking fund requirements. The net proceeds from these offerings were used to repay a portion of the borrowings under our then-existing credit facility.

On December 20, 2001, we issued $300 million principal amount of 9⅜% Senior Subordinated Notes due February 2010. These notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay a portion of the borrowings under our credit facilities.

OPERATING LEASES

In October 1998, we entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay. Pursuant to the terms of the lease agreement, the commitment under our then-existing bank credit facility was permanently reduced by $200 million.

In December 2001, we entered into a series of additional operating lease agreements totaling $130.5 million with a group of financial institutions. These leases cover equipment located at several Nevada properties. Since this equipment was originally purchased by us, the transaction constituted a sale and leaseback of this equipment. The sale of the equipment resulted in the recognition of a net deferred gain of $28.3 million. The proceeds from these leases were used to reduce borrowings outstanding under our credit facilities, thereby providing additional borrowing capacity and improving leverage under our bank covenants.

We entered into the above operating leases solely to provide greater financial flexibility; they are not considered a material source of financing. The rent expense related to these operating leases is reported separately in the consolidated statements of income as operating lease rent. The operating lease agreements contain financial covenants regarding total debt and interest coverage that are identical to those under our credit facilities. The agreements also contain covenants regarding maintenance of the equipment, insurance requirements and prohibitions on liens. As of January 31, 2002, we were in compliance with all of the covenants in these agreements.

The leases provide that, at maturity, we may elect to purchase the equipment for a stated purchase option amount which is equal to the estimated fair value of the equipment at that date, as determined by an independent appraisal. If we choose not to purchase the equipment, we may be obligated to pay additional amounts under the lease provisions. We are exposed to risks under these lease agreements as follows: (1) To the extent we are unable to make required lease payments, the equipment could be foreclosed, which could have a detrimental impact on our operating results; and (2) to the extent we are financially unable to purchase the equipment (or similar replacement equipment) at maturity, our ability to operate our properties could be impaired, which could likewise have a negative impact on our operating results. We do not consider these risks to be significant due to our historically strong production of cash flow and our access to various other forms of capital.

The following table summarizes these operating lease agreements:

Summary of Operating Lease Agreements (in thousands)

Date of agreement	10/30/98	12/21/01	12/28/01	12/28/01	Total
Initial value of leased equipment	$200,000	$112,500	$12,500	$5,500	$330,500
Purchase option at January 31, 2002[1]	$139,600	$112,500	$12,500	$5,500	$270,100
Current termination date	6/30/03	12/21/04	12/28/04	12/28/04	
Purchase option at current termination[1]	$118,200	$ 56,300	$ 8,400	$3,700	$186,600
Maximum extended termination date[2]	6/30/03	12/21/05	12/28/06	12/28/06	
Purchase option at maximum termination[1]	$118,200	$ 45,000	$ 6,200	$2,800	$172,200
Frequency of rent payments	Quarterly	Quarterly	Monthly	Monthly	
Estimated rent expense fiscal 2003[3]	$ 23,000	$ 24,500	$ 2,500	$1,000	$ 51,000

(1) Represents estimated fair value at that date based upon independent appraisal.
(2) Assumes election of all available renewal periods.
(3) Estimated based on forward implied LIBOR.

NEW PROJECTS

MANDALAY BAY CONVENTION CENTER

We have commenced construction of a convention and meeting complex located on land adjacent to the existing Mandalay Bay Conference Center. The complex will include more than one million square feet of exhibit space. Upon completion of the project, Mandalay Bay will offer a total of almost two million gross square feet of conference and exhibit space. Following the events of September 11, construction of the facility was temporarily suspended. We resumed construction in February and currently expect the facility to open in January 2003. The cost of the convention center, excluding land, preopening expenses and capitalized interest, is estimated to be $235 million. As of January 31, 2002, we had incurred costs of $61.6 million related to this project.

DETROIT

We participate with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a temporary casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the city. We have a 53.5% ownership interest in the joint venture.

Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed through the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. We have guaranteed this credit facility, which had a balance of $64 million at January 31, 2002. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino project is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

We are currently negotiating with the City of Detroit concerning the location and scope of the permanent facility; however, we expect it to include hotel rooms, larger casino space, convention and meeting space, and dining and entertainment facilities. We have committed to contribute 20% of the cost of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow the funds necessary to complete the permanent facility. Because of the uncertainty about the location and scope of the permanent facility, its cost has yet to be determined. The current development agreement provides that we will guarantee completion of the permanent facility and will enter into a keep-well agreement with the city, pursuant to which we could be required to contribute additional funds to continue operation of the permanent facility for a period of two years. This keep-well agreement also applies to the temporary casino. There is no contractual limitation on the amount that we may be required to contribute to the joint venture in order to guarantee the completion of the permanent facility or to keep the project in operation for a period of two years. However, based on the performance of the temporary casino to date, we do not expect that these guarantees will require the outlay of additional capital. We have issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to land located along the Detroit River (including the site where the joint venture's permanent facility originally was to be located). However, this restriction on the use of proceeds may be modified as a result of negotiations with the City of Detroit.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. In *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.*, originally filed on February 26, 1997, the Lac Vieux Band of Lake Superior Chippewa Indians has sought to challenge the validity of the Michigan Gaming Control and Revenue Act (the "Michigan Act") and the City of Detroit's Casino Development Competitive Selection Process Ordinance (the "Ordinance"). On October 31, 1997, the United States District Court for the Western District of Michigan issued an opinion holding that the Lac Vieux Band lacked standing to challenge the Michigan Act and the Ordinance on First Amendment and Equal Protection grounds. In a decision issued on April 12, 1999, the United States Court of Appeals for the Sixth Circuit affirmed the District Court's determination that the Lac Vieux Band lacked standing to challenge the Michigan Act. However, the Sixth Circuit reversed the District Court's determination that (i) the Lac Vieux Band lacked standing to challenge the Ordinance, (ii) the First Amendment is not implicated in the Ordinance, and (iii) a rational basis review rather than a strict scrutiny review should be applied in determining the merits of the Lac Vieux equal protection claim regarding the Ordinance. The Sixth Circuit remanded the case to the District Court for further proceedings consistent with the Sixth Circuit's decision. On July 17, 2000, the District Court found in favor of the Defendants as to all matters remanded by the Sixth Circuit Court of Appeals. The Lac Vieux Band appealed the District Court's decision to the Sixth Circuit Court of Appeals which found that the Ordinance in its current form was unconstitutional and remanded the case to the District Court. The plaintiff is taking the position in the District Court that all three Detroit casino licenses, including the MotorCity Casino license, should be rebid in a new competitive selection process and, in addition, that pending completion of the rebidding process, all three casinos should be placed in conservatorship under the Michigan Act. MotorCity Casino and the other two Detroit casinos have each filed briefs with the District Court stating that, for various legal and equitable reasons, the plaintiff is not entitled to the relief it has requested. The matter is presently pending before the District Court which has declared that "the Ordinance in its current form is unconstitutional." The effect of the rulings in this case is uncertain. The plaintiff has also requested the Michigan Gaming Control Board to place the three Detroit casinos, including MotorCity Casino, into conservatorship under the Michigan Act. The Michigan Gaming Control Board has taken the ruling of the Sixth Circuit Court of Appeals and the plaintiff's request under advisement without comment. The plaintiff filed a lawsuit on April 12, 2002, against the Michigan Gaming Control Board in the Circuit Court of Gogebic County, Michigan, seeking to compel the Board to place the three Detroit casinos into conservatorship. While Mandalay is not a party, our Detroit Joint Venture has intervened in the *Lac Vieux* lawsuit. Depending on the eventual outcome of this litigation, the continued operation of our Detroit joint venture's temporary facility, and/or its ability to retain its certificate of suitability and casino license for its permanent facility, could be adversely affected or even precluded.

On February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan against our Detroit joint venture and the other two casino operations in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeal's *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed, compensatory damages, and disgorgement of all profits "unjustly obtained." On April 9, 2002, the Wayne County Circuit Court dismissed the plaintiff's lawsuit. The plaintiff has the right to appeal the dismissal of the lawsuit.

We continue to operate MotorCity Casino. However, any future ruling by the court in either lawsuit or by the Michigan Gaming Control Board, as well as an adverse ruling in other lawsuits, could affect the joint venture's operation of the temporary facility, as well as its ability to retain its certificate of suitability and casino license for its permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings.

SHARE PURCHASES

In May 2000, our Board of Directors authorized the purchase of up to 15% of our then-outstanding shares of common stock, as market conditions and other factors warranted. In June 2001, the Board announced an additional authorization enabling us to purchase up to 15% of our shares of common stock which remain outstanding after we have fully utilized the May 2000 authorization. Assuming we purchase all of the shares pursuant to the equity forward agreements discussed below, the additional shares that may be purchased as of January 31, 2002, as authorized by the Board of Directors, would be approximately 7.8 million shares.

During fiscal 2002, we acquired 5.2 million shares of our common stock at a total cost of $125.9 million. During fiscal 2001, we acquired 14.5 million shares of our common stock at a total cost of $247.1 million.

EQUITY FORWARD AGREEMENTS

To facilitate our purchase of shares, we entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of our outstanding common stock. (Such purchases were to be in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.) The agreements, as amended, provide that on the settlement date, we will purchase from B of A the shares that the Bank then holds. For those shares, we will pay to B of A its acquisition cost (as adjusted by any interim settlements) plus accrued fees (the "Settlement Amount"). At our option, we may acquire all or a portion of the shares at an earlier date, or we may become obligated to acquire all or a portion of the shares at an earlier date under certain circumstances specified in the agreements. The agreements provide for interim settlements whereby we may deliver or receive shares at the end of each calendar quarter so that the aggregate market value of the shares held by B of A is equal to the remaining notional amounts of the agreements. The shares held by B of A at each interim settlement date are valued at the closing price of the stock on that date. To the extent that the value of the shares exceeds the notional amount, B of A delivers equivalent shares to us. To the extent the notional amount exceeds the value, we deliver equivalent shares to B of A.

Bank of America acquired a total of 6.9 million shares at a total cost of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, we have received a net of 3.2 million shares and reduced the notional amount of the agreements by $38.7 million. As of February 28, 2002, we were entitled to purchase the remaining 3.7 million shares from B of A for the notional amount of $100 million on the settlement date (which was extended to March 31, 2003 by amendment of the agreements), subject to any future adjustment of the notional amount and/or the number of shares under the agreements' interim settlement provisions. The table below summarizes the share purchase and interim settlement activity under these equity forward agreements through the most recent interim settlement date.

Date	Description	Shares Acquired (Delivered) by BofA (in thousands)	Shares Acquired (Delivered) by Mandalay (in thousands)	Increase (Decrease) in Notional Amount (in thousands)
9/8/00	Original agreement	4,856	—	$100,000
3/21/01	Amendment (increase of notional amount)	1,246	—	24,933
6/30/01	Interim settlement	(1,543)	1,543	—
9/15/01	Amendment (increase of notional amount)	754	—	13,741
10/31/01	Interim settlement	938	(938)	(35,527)
1/31/02	Interim settlement	(2,438)	2,438	—
2/6/02	Amendment (contract extension to 3/31/03)	(116)	116	(3,147)
	Net amounts	3,697	3,159	$100,000

Although our current intention is to purchase the shares held by B of A on the settlement date in accordance with the terms of the agreements, we could elect to net settle our obligation in cash or shares (i.e., pay cash or deliver additional shares or receive cash or shares). Upon final settlement of the agreements, B of A will be entitled to receive the Settlement Amount. If we elect to net settle our obligation, and if the net proceeds from the sale of the shares held by B of A total less than the Settlement Amount, we will be required to pay the difference either in cash or in the form of shares with an equivalent value (limited to the maximum number of shares under the agreement). If the net proceeds from the sale of the shares held by B of A total more than the Settlement Amount, B of A will be required to pay us the difference either in cash or in the form of shares with an equivalent value. The number of shares we ultimately acquire from B of A under these equity forward agreements will reduce, by an identical number, the shares we may purchase pursuant to our current share purchase authorizations. Our maximum exposure under the equity forward agreements is limited to the notional amount.

We incur quarterly interest charges on the notional amount at a current rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through January 31, 2002, amounted to $7.8 million, of which $6.5 million was incurred in fiscal 2002. In addition, we also incurred structuring fees and commissions totaling $3.7 million, of which $2.0 million was incurred in fiscal 2002. These interest charges and other fees are included in the cost of treasury stock.

LIQUIDITY

We believe we have sufficient capital resources to meet all of our obligations. These obligations include existing cash obligations, funding of capital commitments on projects under way, and any obligations that may arise pursuant to our equity forward agreements or our operating lease agreements (both discussed above). We also believe our capital resources are sufficient to provide for additional strategic purchases of our common stock or investments in new projects. This belief is based upon our historically strong and dependable operating cash flows and our revolving credit facility. We have also repeatedly demonstrated the ability to raise funds in the debt and equity markets, as most recently evidenced by our issuance in December 2001 of $300 million of Senior Subordinated Notes due 2010. Our operating cash flows are exposed to the risk of a significant downturn in our business. However, we do not believe this poses a significant liquidity risk because of the historical magnitude and stability of our cash flows. Furthermore, as of January 31, 2002, we had $670 million of borrowing capacity available under our revolving bank facility (which expires July 2006), of which we could utilize $250 million under the most restrictive of our loan covenants. Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations and commitments as of January 31, 2002:

Description (in thousands)	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$39,251	$325,179	$ 289	$275,289	$580,112	$1,301,218
Operating leases	52,202	36,825	27,926	661	610	5,419
Other long-term obligations	—	—	—	—	—	—
Total contractual cash obligations	$91,453	$362,004	$28,215	$275,950	$580,722	$1,306,637
Equity forward agreements[1]	$ —	$100,000	$ —	$ —	$ —	$ —
Guarantee of Detroit credit facility	—	—	—	—	—	—
Letters of credit supporting Detroit revenue bonds[2]	—	—	—	—	—	—
Detroit permanent casino equity contribution[3]	—	—	—	—	—	—
Detroit permanent casino completion guarantee[4]	—	—	—	—	—	—
Detroit permanent casino make-well agreement[5]	—	—	—	—	—	—
Total other commitments	$ —	$100,000	$ —	$ —	$ —	$ —

(1) Assumes we purchase the remaining shares held by Bank of America pursuant to the equity forward agreements at the maturity date of March 31, 2003.

(2) We have issued letters of credit totaling $50 million to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with acquiring land for the joint venture's permanent facility.

(3) We are committed to contribute 20% of the cost of the permanent facility in the form of an investment in the Detroit joint venture. The scope of the permanent casino cannot be determined at this time; consequently, the timing and the amount of the required equity contribution cannot be determined.

(4) The current development agreement with the City of Detroit provides that we will guarantee completion of our joint venture's permanent facility. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. There is no contractual limit on the amount we may be required to contribute under this guarantee.

(5) The current development agreement with the City of Detroit provides that we will enter into a keep-well agreement with the city pursuant to which we could be required to contribute additional funds, to the extent needed, to continue operation of the facility for a period of two years. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. There is no contractual limit on the amount we may be required to contribute under this agreement.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

Mandalay is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our variable-rate debt. We manage this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We do not utilize derivative financial instruments for trading purposes. There were no material quantitative changes in our market risk exposure, or in how such risks were managed, during fiscal 2002.

Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are initially matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

To manage our exposure to counterparty credit risk in interest rate swaps, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facilities, which management believes further minimizes the risk of nonperformance.

The following table provides information about our financial instruments (both interest rate swaps and debt obligations) that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

	Year ending January 31,						
(in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt (including current portion)							
Fixed-rate	$ 0.3	$300.2	$0.3	$275.3	$200.1	$1,301.1	$2,077.3
Average interest rate	6.7%	6.7%	6.6%	9.2%	6.5%	9.2%	8.6%
Variable-rate	$ 39.0	$ 25.0	—	—	$380.0	—	$ 444.0
Average interest rate	2.2%	4.3%	—	—	6.5%	—	6.0%
Interest rate swaps							
Pay fixed	$350.0	$200.0	—	—	—	—	$ 550.0
Average payable rate	6.4%	6.4%	—	—	—	—	6.4%
Average receivable rate	2.6%	4.7%	—	—	—	—	3.4%

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements which we have based on our current expectations about future events. They include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including statements relating to our business strategy, our current and future development plans, and statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. Factors that could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in our forward-looking statements include the following: (i) our development and construction activities and those of the joint ventures in which we participate, (ii) competition, (iii) our dependence on existing management, (iv) leverage and debt service (including sensitivity to fluctuations in interest rates and ratings which national rating agencies assign to our outstanding debt securities), (v) domestic and global economic, credit and capital market conditions, (vi) changes in federal or state tax laws or the administration of those laws, (vii) changes in gaming laws or regulations (including the legalization or expansion of gaming in certain jurisdictions), (viii) expansion of gaming on Native American lands, including such lands in California, (ix) applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations), (x) regulatory or judicial proceedings, and (xi) consequences of any future security alerts and/or terrorist attacks such as those that occurred on September 11, 2001. Additional information concerning potential factors that we think could cause our actual results to differ materially from expected and historical results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2002. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements contained in this report. Therefore, we caution you not to place undue reliance on our forward-looking statements. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	January 31, 2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 105,905	$ 105,941
Accounts receivable, net of allowance	58,372	78,359
Income tax receivable	18,089	—
Inventories	30,555	31,180
Prepaid expenses	40,848	40,986
Deferred income tax	13,218	30,164
Total current assets	266,987	286,630
Property, equipment and leasehold interests, at cost, net	3,049,812	3,236,824
Other assets		
Excess of purchase price over fair market value of net assets acquired, net	45,445	65,778
Investments in unconsolidated affiliates	554,086	560,987
Other investments	35,751	27,021
Deferred charges and other assets	84,953	71,026
Total other assets	720,235	724,812
Total assets	$4,037,034	$4,248,266
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 39,251	$ 42,262
Accounts and contracts payable		
Trade	33,473	37,275
Construction	8,284	3,920
Accrued liabilities		
Salaries, wages and vacations	52,680	51,866
Progressive jackpots	11,556	11,334
Advance room deposits	13,242	14,069
Interest	58,592	53,122
Other	92,163	82,827
Total current liabilities	309,241	296,675
Long-term debt, net of current portion	2,482,087	2,623,597
Other liabilities		
Deferred income tax	199,478	235,763
Deferred gain	28,339	—
Other long-term liabilities	80,919	41,966
Total other liabilities	308,736	277,729
Total liabilities	3,100,064	3,198,001
Commitments and contingent liabilities		
Minority interest	(3,639)	(18,675)
Stockholders' equity		
Common stock $.01⅔ par value		
Authorized — 450,000,000 shares		
Issued — 113,634,013 shares	1,894	1,894
Preferred stock $.01 par value		
Authorized — 75,000,000 shares	—	—
Additional paid-in capital	572,992	572,207
Retained earnings	1,374,376	1,321,332
Accumulated other comprehensive loss	(21,902)	(6,804)
Treasury stock (45,278,193 and 37,357,777 shares), at cost	(986,751)	(819,689)
Total stockholders' equity	940,609	1,068,940
Total liabilities and stockholders' equity	$4,037,034	$4,248,266

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended January 31,		
(in thousands, except share data)	2002	2001	2000
Revenues			
Casino	$1,201,707	$1,221,595	$ 925,499
Rooms	581,551	611,352	534,132
Food and beverage	410,276	418,081	346,647
Other	332,253	299,753	251,509
Earnings of unconsolidated affiliates	113,287	114,645	98,627
	2,639,074	2,665,426	2,156,414
Less-complimentary allowances	(177,275)	(169,642)	(131,509)
	2,461,799	2,495,784	2,024,905
Costs and expenses			
Casino	669,719	670,243	494,054
Rooms	197,300	203,352	189,419
Food and beverage	283,864	299,726	276,261
Other	219,358	200,236	170,654
General and administrative	417,149	409,603	339,455
Corporate general and administrative	20,981	21,153	22,464
Depreciation and amortization	216,001	217,984	178,301
Operating lease rent	32,185	40,121	25,994
Preopening expenses	2,155	1,832	49,134
Impairment loss	52,027	—	—
Abandonment loss	—	—	5,433
	2,110,739	2,064,250	1,751,169
Income from operations	351,060	431,534	273,736
Other income (expense)			
Interest, dividends and other income	(1,163)	8,339	2,369
Guarantee fees from unconsolidated affiliate	2,264	2,498	2,775
Interest expense	(221,352)	(219,940)	(164,387)
Interest expense from unconsolidated affiliates	(8,451)	(11,293)	(11,085)
	(228,702)	(220,396)	(170,328)
Minority interest	(29,352)	(16,746)	(292)
Income before provision for income taxes	93,006	194,392	103,116
Provision for income taxes	39,962	74,692	38,959
Income before cumulative effect of change in accounting principle	53,044	119,700	64,157
Cumulative effect of change in accounting for preopening expenses, *net of tax benefit of $11,843*	—	—	(21,994)
Net income	$ 53,044	$ 119,700	$ 42,163
Basic earnings per share:			
Income before cumulative effect of change in accounting principle	$ .73	$ 1.53	$ .71
Cumulative effect of change in accounting principle	—	—	(.24)
Net income	$ .73	$ 1.53	$ .47
Diluted earnings per share:			
Income before cumulative effect of change in accounting principle	$ .71	$ 1.50	$ .70
Cumulative effect of change in accounting principle	—	—	(.24)
Net income	$ .71	$ 1.50	$ .46
Average shares outstanding (basic)	72,798,916	78,334,735	90,607,487
Average shares outstanding (diluted)	74,459,831	79,700,614	91,896,224

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31,		
Increase (decrease) in cash and cash equivalents (in thousands)	2002	2001	2000
Cash flows from operating activities			
Net income	$ 53,044	$ 119,700	$ 42,163
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	216,001	217,984	178,301
Provision for bad debts	20,381	21,329	13,856
Increase (decrease) in deferred income tax	(11,864)	25,023	(8,104)
Increase (decrease) in interest payable	5,470	33,727	(8,372)
Increase in accrued pension cost	7,536	4,363	2,888
Loss on sale of fixed assets	1,973	290	2,903
Impairment loss	52,027	—	—
Increase in other current assets	(17,720)	(33,381)	(67,653)
Increase in other current liabilities	5,743	18,584	42,930
(Increase) decrease in other noncurrent assets	13,404	(551)	32,556
Decrease in other noncurrent liabilities	—	—	(49)
Unconsolidated affiliates' (earnings in excess of distributions) distributions in excess of earnings	(2,783)	22,077	(6,419)
Minority interest in earnings, net of distributions	15,036	6,421	—
Total adjustments	305,204	315,866	182,837
Net cash provided by operating activities	358,248	435,566	225,000
Cash flows from investing activities			
Capital expenditures	(156,742)	(110,220)	(352,133)
Increase (decrease) in construction payable	4,364	(29,495)	(63,474)
Increase in other investments	(10,802)	(16,755)	(10,267)
Decrease in investments in unconsolidated affiliates	—	—	10,728
Net cash paid for additional ownership interest in joint venture	—	—	(25,225)
(Increase) decrease in notes receivable	1,667	(145)	(24,952)
Proceeds from sale of equipment and other assets	1,734	2,408	697
Other	(126)	370	—
Net cash used in investing activities	(159,905)	(153,837)	(464,626)
Cash flows from financing activities			
Proceeds from issuance of senior and senior subordinated notes	297,836	700,000	—
Proceeds from sale-leaseback transactions	130,500	—	—
Net effect on cash of issuances and payments of debt with initial maturities of three months or less	(380,000)	(715,576)	294,990
Principal payments of debt with initial maturities in excess of three months	(62,498)	(23,000)	(3,425)
Debt issuance costs	(16,233)	(16,325)	(1,072)
Exercise of stock options	5,054	17,797	17,616
Purchases of treasury stock	(125,910)	(247,128)	(29,627)
Interim settlements and interest under equity forward agreements	(45,517)	(2,405)	—
Other	(1,611)	(5,768)	(3,628)
Net cash provided by (used in) financing activities	(198,379)	(292,405)	274,854
Net increase (decrease) in cash and cash equivalents	(36)	(10,676)	35,228
Cash and cash equivalents at beginning of year	105,941	116,617	81,389
Cash and cash equivalents at end of year	$ 105,905	$ 105,941	$ 116,617
Supplemental cash flow disclosures			
Cash paid for interest (net of amounts capitalized)	$ 209,418	$ 183,638	$ 170,272
Cash paid for income taxes	$ 58,132	$ 38,731	$ 42,551
Noncash items			
Decrease in market value of interest rate swaps	$ 24,119	$ —	$ —
Decrease in market value of pension investment	$ 2,073	$ —	$ —
Minimum pension liability adjustment	$ 8,735	$ 23,179	$ —
Acquisition of additional ownership interest in joint venture			
Cash paid	$ —	$ —	$ (38,386)
Current assets, other than cash	—	—	(13,462)
Property and equipment	—	—	(152,037)
Other assets	—	—	(14,092)
Current liabilities	—	—	33,693
Long-term debt	—	—	179,180
Stockholders' equity	—	—	(20,121)
Net cash paid for acquisition	$ —	$ —	$ (25,225)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance, January 31, 1999	113,623	$1,894	$558,935	$1,159,469	$ —	$(562,670)	$1,157,628
Net income	—	—	—	42,163	—	—	42,163
Exercise of stock options	11	—	6,990	—	—	10,626	17,616
Treasury stock acquired (1,672 shares), at cost	—	—	—	—	—	(29,627)	(29,627)
Balance, January 31, 2000	113,634	1,894	565,925	1,201,632	—	(581,671)	1,187,780
Net income	—	—	—	119,700	—	—	119,700
Minimum pension liability adjustment	—	—	—	—	(6,804)	—	(6,804)
Total comprehensive income							112,896
Exercise of stock options	—	—	6,282	—	—	11,515	17,797
Treasury stock acquired (14,534 shares), at cost	—	—	—	—	—	(247,128)	(247,128)
Interest under equity forward agreements	—	—	—	—	—	(2,405)	(2,405)
Balance, January 31, 2001	113,634	1,894	572,207	1,321,332	(6,804)	(819,689)	$1,068,940
Net income	—	—	—	53,044	—	—	53,044
Minimum pension liability adjustment	—	—	—	—	1,005	—	1,005
Interest rate swap market adjustment	—	—	—	—	(16,103)	—	(16,103)
Total comprehensive income							37,946
Exercise of stock options	—	—	689	—	—	4,365	5,054
Treasury stock acquired (5,186 shares), at cost	—	—	—	—	—	(125,910)	(125,910)
Interim settlements and interest under equity forward agreements	—	—	—	—	—	(45,517)	(45,517)
Other	—	—	96	—	—	—	96
Balance, January 31, 2002	113,634	$1,894	$572,992	$1,374,376	$(21,902)	$(986,751)	$ 940,609

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974 in Nevada. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a temporary casino which opened December 14, 1999. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 5 – Investments in Unconsolidated Affiliates.)

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture (53.5% owned), which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

CASH EQUIVALENTS

At January 31, 2002 and 2001, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

INVENTORIES

Inventories (consisting primarily of food, beverage and retail inventories) are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income.

Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15–45 years
Equipment, furniture and fixtures	3–15 years
Leasehold interests and improvements	5–16 years

CAPITALIZED INTEREST

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended January 31, 2002, 2001 and 2000, were $1.0 million, $1.6 million and $11.0 million, respectively.

LONG-LIVED ASSETS

Long-lived assets are comprised of intangible assets and property, plant and equipment. Long-lived assets are reviewed for impairment, on a property by property basis (the lowest level for which there are identifiable cash flows), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), an estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, is recognized in the consolidated statements of income. Assets to be disposed of are reported at the lower of the carrying amount or its estimated net realizable value.

Pursuant to SFAS 121, the Company determined that the carrying values of its two Jean properties, Gold Strike and Nevada Landing, exceeded their fair values and, accordingly, recognized an impairment loss of $52.0 million in fiscal 2002. The properties' fair values were determined based upon several valuation approaches, including discounted future cash flows and cash flow multiples. The write-down reflects the downturn in operating results at these properties over the past few years due to the continued expansion of Native American casinos in California. Of the $52.0 million write-down, $17.9 million represented goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144, which is effective for the Company in fiscal 2003, supercedes SFAS 121 and portions of other accounting statements. The provisions applicable to the Company are substantially the same as those applied under SFAS 121.

TREASURY STOCK

Shares purchased and placed in treasury are valued at cost. Shares are removed from treasury using the first-in, first-out method. Interest charges and other fees related to the Company's equity forward agreements are included in treasury stock, net of the related tax benefit. (See Note 15 – Equity Forward Agreements.)

CASINO REVENUES

Casino revenues are the net difference between the sums received as winnings and the sums paid as losses. Incentives, such as discounts to induce casino play, are deducted from gross revenues.

COMPLIMENTARY ALLOWANCES

Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances.

The estimated cost of providing such complimentary allowances, as they relate to the casino department, was included in casino expenses as follows:

	Year ended January 31,		
(in thousands)	2002	2001	2000
Rooms	$ 19,341	$ 18,580	$ 17,291
Food and beverage	93,405	94,440	73,495
Other	13,405	11,042	11,879
	$126,151	$124,062	$102,665

PLAYER CLUB POINTS

The Company's player club allows customers to earn "points" based on the volume of their gaming activity. These points are redeemable for certain complimentary services and/or cash rebates. In February 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus in EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." EITF Issue No. 00-22 requires that the redemption of points for cash be recognized as a reduction of revenue. The Company has complied with the requirements of EITF Issue No. 00-22 in the accompanying condensed consolidated statements of income, including reclassification of prior period amounts. The adoption of EITF Issue No. 00-22 does not affect net income.

Points are accrued based upon their historical redemption rate multiplied by the cash value or the cost of providing the applicable complimentary services. Casino revenues were reduced by the value of player club points earned of $28.3 million, $28.4 million and $26.0 million in the years ended January 31, 2002, 2001 and 2000, respectively.

PREOPENING EXPENSES

Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, preopening expenses incurred through January 31, 1999 ($33.8 million), on projects opening after that date, are reflected, net of income tax benefit of $11.8 million, as a cumulative effect of a change in accounting principle for preopening expenses in the consolidated statements of income. Preopening expenses incurred after January 31, 1999 are expensed as incurred. Previously, these costs were capitalized prior to the opening of the specific project and were charged to expense at the commencement of operations.

For the year ended January 31, 2002, preopening expenses of $2.2 million related primarily to the new convention center at Mandalay Bay expected to open in January 2003. For the year ended January 31, 2001, preopening expenses of $1.8 million related to the Shark Reef at Mandalay Bay, which opened June 20, 2000. For the year ended January 31, 2000, preopening expenses of $83.0 million (including the write-off of $33.8 million of previously capitalized preopening expenses) related primarily to Mandalay Bay, which opened March 2, 1999, and the Company's joint venture in Detroit, which opened December 14, 1999.

ABANDONMENT LOSS

During fiscal 2000, the Company wrote off $5.4 million related to a proposed timeshare resort in Las Vegas which the Company decided not to pursue.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, while diluted earnings per share reflects the impact of additional dilution for all potentially dilutive securities, such as stock options.

The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

	Year ended January 31,		
(in thousands, except per share data)	2002	2001	2000
Net income	$53,044	$119,700	$42,163
Weighted average shares outstanding (basic earnings per share)	72,799	78,335	90,607
Stock options	1,661	1,366	1,289
Weighted average shares outstanding (diluted earnings per share)	74,460	79,701	91,896
Basic earnings per share	$ .73	$ 1.53	$ .47
Diluted earnings per share	$ .71	$ 1.50	$ .46

COMPREHENSIVE INCOME

In fiscal 2001, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting of comprehensive income and its components; however, the adoption of this statement does not impact the Company's net income. Comprehensive income is a broad concept of an enterprise's financial performance that includes all changes in equity during a period that arise from transactions and economic events from nonowner sources. Comprehensive income is net income plus "other comprehensive income," which consists of revenues, expenses, gains and losses that do not affect net income under Generally Accepted Accounting Principles. Other comprehensive income for the Company includes adjustments for minimum pension liability and adjustments to interest rate swaps, net of tax. The accumulated other comprehensive loss reflected on the balance sheet consisted of the following:

	January 31,	
(in thousands)	2002	2001
Minimum pension liability adjustment	$ 5,799	$6,804
Adjustment to interest rate swaps	16,103	—
Accumulated other comprehensive loss	$21,902	$6,804

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year. These include reclassifying goodwill related to the Company's acquisition of the investments in Grand Victoria and Monte Carlo. (See Note 4 – Goodwill.)

NOTE 2. ACCOUNTS RECEIVABLE

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. As of January 31, 2002, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside. Bad debt expense was $20.4 million, $21.3 million and $13.9 million for the years ended January 31, 2002, 2001 and 2000, respectively.

Accounts receivable consisted of the following:

	January 31,	
(in thousands)	2002	2001
Casino	$ 64,036	$ 75,642
Hotel	20,601	30,189
Other	9,139	5,849
	93,776	111,680
Less – allowance for doubtful accounts	(35,404)	(33,321)
	$ 58,372	$ 78,359

The above allowance for doubtful accounts includes $32.8 million and $31.7 million related to casino receivables at January 31, 2002 and 2001, respectively.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD INTERESTS

Property, equipment and leasehold interests consisted of the following:

	January 31,	
(in thousands)	2002	2001
Land and land leases	$ 395,805	$ 382,793
Buildings and improvements	3,037,800	3,088,717
Equipment, furniture and fixtures	674,830	809,616
Leasehold interests and improvements	8,664	8,664
	4,117,099	4,289,790
Less – accumulated depreciation and amortization	(1,162,203)	(1,077,322)
	2,954,896	3,212,468
Construction in progress	94,916	24,356
	$ 3,049,812	$ 3,236,824

NOTE 4. GOODWILL

The excess of the purchase price over the fair value of net assets of businesses acquired (goodwill) is amortized using the straight-line method over 25–40 years. When events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable, the Company measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors.

On December 14, 1999, the Company purchased an additional ownership interest in a joint venture which operates MotorCity Casino, a temporary casino in Detroit, Michigan, bringing its total ownership interest in the joint venture to 53.5%. The excess of the purchase price over the fair market value of the net assets acquired amounted to $38.4 million.

On June 1, 1995, the Company completed its acquisition of a group of properties (collectively, the "Gold Strike Properties") consisting of (i) two hotel/casino facilities in Jean, Nevada (see Note 1 regarding an impairment loss at these properties); (ii) a hotel/casino in Henderson, Nevada; (iii) a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land-based entertainment complex in Elgin, Illinois; and (iv) a 50% interest in a joint venture which owns the Monte Carlo, a major hotel/casino on the Las Vegas Strip. The excess of the purchase price over the fair market value of the net assets acquired amounted to $394.5 million.

When the Gold Strike acquisition was consummated, the Company recorded the entire excess of purchase price over the fair market value of net assets acquired as goodwill. However, the majority of the excess related to the value of the investments in Grand Victoria and Monte Carlo. Since the amount was not assigned to the specific assets (e.g., property and equipment) of the joint ventures, it was properly treated as goodwill. With the pending adoption of a new accounting standard for goodwill (see below), goodwill related to investments in unconsolidated affiliates should be reviewed differently for impairment than other goodwill. Therefore, unamortized goodwill of $309.2 million at January 31, 2002 was reclassified to investment in unconsolidated affiliates. This reclassification had no impact on the Company's reported net income.

On February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada. The excess of the purchase price over the fair market value of the net assets acquired amounted to $9.7 million.

On November 1, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million.

Goodwill amortization was $11.8 million, $11.8 million and $10.5 million for the years ended January 31, 2002, 2001 and 2000, respectively, including amortization of goodwill associated with the Grand Victoria and Monte Carlo joint ventures. Accumulated goodwill amortization was $10.2 million and $11.3 million as of January 31, 2002 and 2001, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides that goodwill will no longer be amortized, but will instead be reviewed for impairment at least annually. SFAS 142 is effective for the Company on February 1, 2002. The Company has begun its review of existing goodwill for impairment. After the review is complete, any impairment will be recognized as a cumulative effect of a change in accounting principle in the quarter ended April 30, 2002.

NOTE 5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these companies. The investment balance also includes interest capitalized during construction. The investment balances for Grand Victoria and Monte Carlo are greater than the carrying values of the net assets of the respective unconsolidated affiliates due primarily to goodwill recognized when the Company acquired the investments. (See Note 4 – Goodwill.) Investments in unconsolidated affiliates consisted of the following:

	January 31,	
(in thousands)	2002	2001
Circus and Eldorado Joint Venture (50%) (Silver Legacy, Reno, Nevada)	$ 77,029	$ 72,222
Elgin Riverboat Resort (50%) (Grand Victoria, Elgin, Illinois)	251,022	255,640
Victoria Partners (50%) (Monte Carlo, Las Vegas, Nevada)	226,035	233,125
	$554,086	$560,987

The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 2001 and 2000 is as follows:

(in thousands)	2001	2000
Current assets	$116,709	$108,869
Property and other assets, net	655,147	673,773
Current liabilities	182,193	94,137
Long-term debt and other liabilities	135,000	244,000
Equity	454,663	444,505

Selected results of operations for each of the unconsolidated affiliates for the years ended December 31, 2001 and 2000 are as follows:

	December 31, 2001			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$164,677	$410,248	$256,586	$831,511
Expenses	130,595	284,101	189,737	604,433
Operating income	34,082	126,147	66,849	227,078
Net income	21,120	127,594	62,575	211,289

	December 31, 2000			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$177,489	$394,438	$276,558	$848,485
Expenses	140,246	278,571	198,002	616,819
Operating income	37,243	115,867	78,556	231,666
Net income	21,770	117,594	72,348	211,712

NOTE 6. OTHER INVESTMENTS

The Company has adopted a Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement. The SERP is an unfunded plan. However, the Company is informally funding the plan through life insurance contracts on the participants. These life insurance contracts had cash surrender values of $28.6 million and $20.6 million at January 31, 2002 and 2001, respectively.

NOTE 7. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consisted of the following:

	January 31,	
(in thousands)	2002	2001
Debt issuance costs, net	$38,893	$28,122
Intangible asset related to SERP	22,992	12,712
Other	23,068	30,192
	$84,953	$71,026

The Company incurs discounts, structuring fees and other costs in connection with its issuance of notes and in connection with its credit facilities. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the related debt maturities using the straight-line method, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was $6.5 million, $4.9 million and $3.7 million for the years ended January 31, 2002, 2001 and 2000, respectively.

With respect to the intangible asset related to the SERP, the Company accounts for the SERP according to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of an intangible asset in an amount equal to the additional minimum liability, provided that such intangible asset may not exceed the amount of unrecognized prior service cost and unrecognized net obligation. The amount by which the additional minimum liability exceeds unrecognized prior service cost and unrecognized net obligation is recorded as a negative component of stockholders' equity through comprehensive income (net of related tax benefits).

NOTE 8. LONG-TERM DEBT

Long-term debt consisted of the following:

(in thousands)	January 31, 2002	2001
Amounts due under bank credit agreements at floating interest rates, weighted average of 3.6% and 6.9%	$ 380,000	$ 760,000
Amounts due under majority-owned joint venture revolving credit facility at floating interest rates, weighted average of 3.3% and 7.1%	64,000	127,000
6¾% Senior Subordinated Notes due 2003 (net of unamortized discount of $23 and $39)	149,977	149,961
9¼% Senior Subordinated Notes due 2005	275,000	275,000
6.45% Senior Notes due 2006 (net of unamortized discount of $176 and $220)	199,824	199,780
10¼% Senior Subordinated Notes due 2007	500,000	500,000
9½% Senior Notes due 2008	200,000	200,000
9⅜% Senior Subordinated Notes due 2010 (net of unamortized discount of $2,142)	297,858	—
7⅝% Senior Subordinated Debentures due 2013	150,000	150,000
7.0% Debentures due 2036 (net of unamortized discount of $92 and $106)	149,908	149,894
6.70% Debentures due 2096 (net of unamortized discount of $88 and $135)	149,912	149,865
Other notes	4,859	4,359
	2,521,338	2,665,859
Less – current portion	(39,251)	(42,262)
	$2,482,087	$2,623,597

In August 2001, the Company replaced its $1.8 billion unsecured credit facility, dated May 23, 1997, with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan facility which was paid in full using a portion of the net proceeds received from the issuance of $300 million of Senior Subordinated Notes in December 2001 (discussed more fully below), thus reducing the borrowing capacity to $1.1 billion (under the two remaining facilities). The remaining credit facilities, which are for general corporate purposes, include a $250 million term loan facility, the entire amount of which was outstanding at January 31, 2002, and an $850 million revolving facility, $130 million of which was outstanding at January 31, 2002. Each of the credit facilities is unsecured and provides for the payment of interest, at the Company's option, either at a rate equal to or an increment above the higher of the Bank of America, N.A. "prime rate" and the Federal Reserve Board "Federal Funds Rate" plus 50 basis points or, alternatively, at a Eurodollar-based rate. The entire principal amount outstanding under the credit facilities becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders. While the debt instruments issued under the above credit facilities are short term in tenor, they are classified as long-term debt because it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year.

Each of the credit facilities includes financial covenants regarding total debt and interest coverage and contains covenants that limit the Company's ability, among other things, to dispose of assets, make distributions on its capital stock, engage in a merger, incur liens and engage in transactions with its affiliates. In December 2001, the Company amended the covenants under each of its credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the terrorist attacks on September 11, 2001. The amended covenants were effective with the quarter ended January 31, 2002 and will continue to provide relief through the quarter ending April 30, 2003. At January 31, 2002, the Company was in compliance with all of the covenants in its credit facilities and, under the most restrictive loan covenant, was restricted from issuing additional debt in excess of approximately $250 million.

On December 14, 1999, the Company acquired an additional 8.5% ownership interest in the joint venture that owns and operates MotorCity Casino in Detroit, Michigan, bringing the total ownership interest to 53.5%. Therefore, long-term debt of that joint venture is reflected as an obligation of the Company. In June 1999, the joint venture entered into a $150 million reducing revolving credit facility which matures on June 30, 2003. The credit facility reduces by fixed amounts quarterly (which began on December 31, 2000) and contains financial covenants regarding total debt, capital expenditures and investments. At January 31, 2002, the joint venture was in compliance with all of these convenants. The credit facility, which is guaranteed by the Company, was used primarily to develop and construct the temporary casino facility. The fair value of the debt issued under the credit facility approximates the carrying amount of the debt.

On December 20, 2001, the Company issued $300 million principal amount of 9⅜% Senior Subordinated Notes due February 15, 2010 (the "9⅜% Notes"), with interest payable each February and August. The 9⅜% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The 9⅜% Notes, which were discounted to $297.8 million, are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facilities. As of January 31, 2002, the estimated fair value of the 9⅜% Notes was $307.5 million, based on their trading price.

On August 16, 2000, the Company issued $200 million principal amount of 9½% Senior Notes due August 2008 (the "9½% Notes"), with interest payable each February and August. The 9½% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The 9½% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facility. As of January 31, 2002, the estimated fair value of the 9½% Notes was $214.3 million, based on their trading price.

On July 24, 2000, the Company issued $500 million principal amount of 10¼% Senior Subordinated Notes due August 2007 (the "10¼% Notes"), with interest payable each February and August. The 10¼% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. A portion of the 10¼% Notes are also redeemable at the option of the Company prior to August 1, 2003 with the proceeds of a public offering of equity securities. The 10¼% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facility. As of January 31, 2002, the estimated fair value of the 10¼% Notes was $532.5 million, based on their trading price.

In November 1998, the Company issued $275 million principal amount of 9¼% Senior Subordinated Notes due December 2005 (the "9¼% Notes"), with interest payable each June and December. The 9¼% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 1, 2002. The 9¼% Notes are also redeemable at the option of the Company, in whole or in part, beginning December 1, 2002 at prices declining annually to 100% on or after December 1, 2004. The 9¼% Notes are not subject to any sinking fund requirements. As of January 31, 2002, the estimated fair value of the 9¼% Notes was $280.5 million, based on their trading price.

In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2002, the estimated fair value of the 7.0% Debentures was $139.5 million and the estimated fair value of the 6.70% Debentures was $148.5 million, based on their trading prices.

In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2002, the estimated fair value of the 6.45% Notes was $191.0 million, based on their trading price.

In July 1993, the Company issued $150 million principal amount of 6¾% Senior Subordinated Notes (the "6¾% Notes") due July 2003 and $150 million principal amount of 7⅝% Senior Subordinated Debentures (the "7⅝% Debentures") due July 2013, with interest payable each July and January. The 6¾% Notes, which were discounted to $149.8 million, and the 7⅝% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2002, the estimated fair value of the 6¾% Notes was $148.5 million and the estimated fair value of the 7⅝% Debentures was $129.0 million, based on their trading prices.

Required annual principal payments as of January 31, 2002 are as follows:

Year ending January 31, (in thousands)	
2003	$ 39,251
2004	325,179
2005	289
2006	275,289
2007	580,112
Thereafter	1,301,218
	$2,521,338

NOTE 9. INTEREST RATE SWAPS

The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. Under this policy, the Company may use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, and the instruments qualify for hedge accounting, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's credit facilities. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.4%) and receives a variable interest rate (weighted average of approximately 2.0% at January 31, 2002) on $550 million notional amount of "initial" swaps. The net effect of all such swaps resulted in additional interest expense of $13.7 million for the year. Three of the swaps with a combined notional amount of $350 million terminate in fiscal 2003. The remaining swap of $200 million notional amount terminates in fiscal 2004.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 2002, the Company would have had to pay a net amount of $24.1 million based on quoted market values from the various financial institutions holding the swaps.

Except as noted below, the above swaps meet the criteria for hedge accounting established by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The fair market value of the swaps is recorded as an asset or a liability in accordance with SFAS 133. At February 1, 2001, we recorded a liability of $14.3 million ($9.3 million, net of tax), representing the fair market value of the swaps. The corresponding loss was recorded as a cumulative effect of a change in accounting principle as part of other comprehensive income. The value of the swaps decreased by an additional $9.8 million ($6.8 million, net of tax) during the year ended January 31, 2002, which increased the liability with the corresponding loss included as other comprehensive income.

The Company has $550 million notional amount in floating to fixed rate swaps, though its floating rate exposure is limited to borrowings under its credit facilities, which totaled only $380 million at January 31, 2002 (due to the issuance of $300 million Senior Subordinated Notes in December 2001, the net proceeds of which were used to reduce borrowings under the credit facilities). Consequently, a portion of the Company's $200 million swap maturing September 24, 2002 is considered an "ineffective hedge" pursuant to SFAS 133, and a portion of the change in the fair value of this swap must be recognized in the income statement. This amounted to approximately $6.9 million at January 31, 2002. In accordance with SFAS 133, this amount is being amortized to interest expense over the remaining life of the $200 million swap. To the extent the fair value of this swap changes prior to maturity (due to interest rate fluctuations), the amount to be recognized in the income statement will also change.

NOTE 10. LEASING ARRANGEMENTS

In October 1998, the Company entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay.

In December 2001, the Company entered into a series of additional operating lease agreements totaling $130.5 million with a group of financial institutions. These leases cover equipment located at several Nevada properties. Since this equipment was originally purchased by the Company, the transaction constituted a sale and leaseback of this equipment. The sale of the equipment resulted in the recognition of a net deferred gain of $28.3 million. The proceeds from these leases were used to reduce borrowings outstanding under the Company's credit facilities, thereby providing additional borrowing capacity and improving leverage under the Company's bank covenants.

The Company entered into the above operating leases solely to provide greater financial flexibility; they are not considered a material source of financing. The rent expense related to these operating leases is reported separately in the consolidated statements of income as operating lease rent. The operating lease agreements contain financial covenants regarding total debt and interest coverage that are identical to those under the Company's credit facilities. The agreements also contain covenants regarding equipment maintenance, insurance requirements and prohibitions on liens.

The leases provide that, at termination, the Company may elect to purchase the equipment for a stated purchase option amount which is equal to the estimated fair value of the equipment at that date, as determined by an independent appraisal. If the Company chooses not to purchase the equipment, it may be obligated to pay additional amounts under the lease provisions. The following table summarizes these operating lease agreements:

Summary of Operating Lease Agreements (in thousands)

Date of agreement	10/30/98	12/21/01	12/28/01	12/28/01	Total
Initial value of leased equipment	$200,000	$112,500	$12,500	$5,500	$330,500
Purchase option at January 31, 2002[1]	$139,600	$112,500	$12,500	$5,500	$270,100
Current termination date	6/30/03	12/21/04	12/28/04	12/28/04	
Purchase option at current termination[1]	$118,200	$ 56,300	$ 8,400	$3,700	$186,600
Maximum extended termination date[2]	6/30/03	12/21/05	12/28/06	12/28/06	
Purchase option at maximum termination[1]	$118,200	$ 45,000	$ 6,200	$2,800	$172,200
Frequency of rent payments	Quarterly	Quarterly	Monthly	Monthly	
Estimated rent expense fiscal 2003[3]	$ 23,000	$ 24,500	$ 2,500	$1,000	$ 51,000

(1) Represents estimated fair value at that date based upon independent appraisal.
(2) Assumes election of all available renewal periods.
(3) Estimated based on forward implied LIBOR.

The Company also leases various storage facilities and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 2002 under operating leases that have lease terms in excess of one year:

Year ending January 31, (in thousands)	
2003	$ 52,202
2004	36,825
2005	27,926
2006	661
2007	610
Thereafter	5,419
	$123,643

NOTE 11. INCOME TAXES

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At January 31, 2002, the Company believes that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at January 31, 2002.

The components of the provision for income taxes were as follows:

(in thousands)	Year ended January 31, 2002	2001	2000
Current			
Federal	$38,970	$53,588	$ 38,069
State	1,615	1,545	734
	40,585	55,133	38,803
Deferred (see below)			
Federal	(623)	19,559	(11,687)
	$39,962	$74,692	$ 27,116

The Company has recognized a tax benefit of $1.3 million, $2.7 million and $1.7 million related to the exercise of stock options for the fiscal years ended January 31, 2002, 2001 and 2000, respectively. Such amounts reduce current taxes payable and increase additional paid-in capital.

The components of deferred income tax expense were as follows:

(in thousands)	Year ended January 31, 2002	2001	2000
Additional depreciation resulting from the use of accelerated methods for tax purposes	$ 10,064	$20,956	$ 10,723
Nondeductible loss resulting from asset impairment	(11,935)	—	—
Effect of expensing preopening costs for financial statement purposes and amortizing over five years for tax purposes	3,832	4,409	(16,932)
Pension plan expense not deductible for tax purposes and market value adjustment	(5,594)	(1,587)	(978)
Book reserve for bad debts not deductible for tax purposes until written off	6,344	(6,643)	(2,715)
Difference between book and tax basis of investments in unconsolidated affiliates	(2,553)	(1,822)	(2,294)
Other, net	(781)	4,246	509
	$ (623)	$19,559	$(11,687)

The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate was as follows:

	Year ended January 31, 2002	2001	2000
Federal statutory tax rate	35.0%	35.0%	35.0%
Nondeductible goodwill impairment	6.7	—	—
Nondeductible goodwill amortization	3.8	1.8	5.3
Other, net	(2.5)	1.6	(1.2)
Effective tax rate	43.0%	38.4%	39.1%

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 2002 and 2001, were as follows:

	January 31,	
(in thousands)	2002	2001
Deferred tax liabilities		
Property and equipment	$210,715	$218,456
Investments in unconsolidated affiliates	10,671	12,873
Other	312	15,376
Gross deferred tax liabilities	221,698	246,705
Deferred tax assets		
Accrued vacation benefits	9,201	7,259
Bad debt reserve	3,510	11,475
Preopening expenses	9,766	13,276
Pension plan	5,176	2,538
Other	7,785	6,558
Gross deferred tax assets	35,438	41,106
Net deferred tax liabilities	$186,260	$205,599

NOTE 12. EMPLOYEE RETIREMENT PLANS

Approximately 42% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer defined benefit pension plans. The Company contributed $9.2 million, $13.2 million and $12.8 million during the years ended January 31, 2002, 2001 and 2000, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan include "automatic" contributions based on employees' years of service, and "matching" contributions based on employees' contributions. Employees vest in Company contributions over a period of six years. Contributions are funded with cash and were approximately $6.1 million, $5.4 million and $4.7 million in the years ended January 31, 2002, 2001 and 2000.

On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service, compensation and SERP tier.

The following information summarizes activity in the SERP:

(in thousands)	Year ended January 31, 2002	2001	2000
Changes in Projected Benefit Obligation			
Projected benefit obligation at beginning of year	$ 31,548	$ 20,763	$ 12,978
Service cost	3,089	1,783	1,395
Interest cost	3,329	1,713	1,070
Additional liability[1]	11,622	1,100	—
Actuarial losses	6,630	6,436	5,330
Benefits paid	(720)	(247)	(10)
Projected benefit obligation at end of year	$ 55,498	$ 31,548	$ 20,763
Fair Value of Plan Assets[2]	$ —	$ —	$ —
Reconciliation of Funded Status			
Funded status	$(55,498)	$(31,548)	$(20,763)
Unrecognized actuarial loss	17,719	11,585	5,330
Unrecognized prior service cost	22,992	12,712	12,545
Accrued net periodic pension cost	$(14,787)	$ (7,251)	$ (2,888)
Amounts Recognized in the Consolidated Balance Sheets			
Accrued net periodic pension cost	$(14,787)	$ (7,251)	$ (2,888)
Additional minimum liability	(31,914)	(23,179)	—
Intangible asset	22,992	12,712	—
Accumulated other comprehensive loss[3]	8,922	10,467	—
Net liability reflected in the consolidated balance sheet	$(14,787)	$ (7,251)	$ (2,888)
Components of Net Periodic Pension Cost			
Current period service cost	$ 3,089	$ 1,783	$ 1,395
Interest cost	3,329	1,713	1,070
Amortization of prior service cost	1,342	933	433
Recognized net actuarial loss	496	181	—
Net expense[4]	$ 8,256	$ 4,610	$ 2,898
Weighted Average Assumptions			
Discount rate	7.3%	8.0%	8.0%
Rate of compensation increase	3.0%	3.0%	3.0%

(1) Consists of liability for prior service cost for new participants, plus certain prior year adjustments relating to years of credited service and compensation.
(2) While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $28.6 million, $20.6 million and $11.3 million at January 31, 2002, 2001 and 2000, respectively. The life insurance contracts had a face value of $174.0 million at January 31, 2002.
(3) Amount recorded in the Consolidated Statement of Stockholders' Equity is net of income tax of $3.1 million and $3.7 million in the years ended January 31, 2002 and 2001, respectively.
(4) The periodic pension expense is included in departmental expenses.

NOTE 13. STOCK OPTIONS

The Company has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and restricted stock awards relating to the Company's common stock. The stock options are generally exercisable in one or more installments beginning not less than six months after the grant date.

Summarized information for stock option plans was as follows:

	Year ended January 31,					
	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	5,615,940	$13.46	6,029,959	$13.70	3,872,674	$14.72
Granted	4,631,500	19.33	655,500	15.99	3,377,166	14.20
Exercised	(308,269)	12.27	(940,061)	16.06	(878,914)	18.08
Canceled	(41,800)	14.92	(129,458)	18.36	(340,967)	19.05
Outstanding at end of year	9,897,371	16.24	5,615,940	13.46	6,029,959	13.70
Options exercisable at end of year	3,484,629	13.01	2,422,600	12.52	1,937,662	13.71
Options available for grant at end of year	6,790		4,885,990		1,912,032	

The following table summarizes information about stock options outstanding and exercisable at January 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.25 to $13.00	4,567,371	6.19	$12.48	3,172,198	$12.35
14.50 to 20.20	4,737,500	9.18	18.94	136,664	15.92
20.75 to 27.61	592,500	8.12	23.67	175,767	22.77
	9,897,371	7.74	16.24	3,484,629	13.01

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides, among other things, that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

Under SFAS 123, all employee stock option grants are considered compensatory. Compensation cost is measured at the date of grant based on the estimated fair value of the options determined using an option pricing model. The model takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the stock, expected dividends on the stock and the risk-free interest rate over the expected life of the option. Under APB 25, generally only stock options that have an intrinsic value at the date of grant are considered compensatory. Intrinsic value represents the excess, if any, of the market price of the stock at the grant date over the exercise price of the options. Under both methods, compensation cost is charged to earnings over the period the options become exercisable.

The Company has elected to continue to account for employee stock options under APB 25. Accordingly, no compensation cost has been recognized.

The following table discloses the Company's pro forma net income and net income per share assuming compensation cost for employee stock options had been determined consistent with SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock.

	Year ended January 31,		
(in thousands, except share data)	2002	2001	2000
Net income			
As reported	$53,044	$119,700	$42,163
Pro forma	42,629	114,404	30,799
Net income per share (basic)			
As reported	$ .73	$ 1.53	$ .47
Pro forma	.59	1.46	.34
Net income per share (diluted)			
As reported	$ .71	$ 1.50	$ .46
Pro forma	.57	1.44	.34
Weighted average assumptions			
Expected stock price volatility	41.9%	45.1%	45.1%
Risk-free interest rate	4.2%	4.6%	6.4%
Expected option lives (years)	2.9	3.4	3.2
Dividend yield	0.0%	0.0%	0.0%
Estimated fair value of options granted	$ 6.10	$ 6.25	$ 5.37

NOTE 14. STOCK RELATED MATTERS

On July 14, 1994, the Company declared a dividend of one common stock purchase right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 15% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 15% or more of the Company's common stock.

In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 15% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

In May 2000, the Company's Board of Directors authorized the purchase of up to 15% of the Company's then-outstanding shares of common stock, as market conditions and other factors warranted. In June 2001, the Board announced an additional authorization enabling the Company to purchase up to 15% of the shares of the Company's common stock which remain outstanding after the May 2000 authorization is fully utilized. Assuming the Company purchases all of the shares pursuant to the equity forward agreements (see Note 15 – Equity Forward Agreements), the additional shares that may be purchased as of January 31, 2002, as authorized by the Board of Directors, would be approximately 7.8 million shares.

During the year ended January 31, 2002, the Company purchased 5.2 million shares of its common stock at a cost of $125.9 million. In the fiscal years ended 2001 and 2000, the Company purchased 14.5 million shares of its common stock at a cost of $247.1 million and 1.7 million shares of its common stock at a cost of $29.6 million, respectively. These amounts do not include interim settlements under the Company's equity forward agreements.

NOTE 15. EQUITY FORWARD AGREEMENTS

The Company has entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of the Company's outstanding common stock. (Such purchases were to be in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.) The agreements, as amended, provide that on the settlement date, the Company will purchase from B of A the shares that the Bank then holds. For those shares, the Company will pay to B of A its acquisition cost (as adjusted by any interim settlements) plus accrued fees (the "Settlement Amount"). At the Company's option, it may acquire all or a portion of the shares at an earlier date, or it may become obligated to acquire all or a portion of the shares at an earlier date under certain circumstances specified in the agreements. The agreements provide for interim settlements whereby the Company may deliver or receive shares at the end of each calendar quarter so that the aggregate market value of the shares held by B of A is equal to the remaining notional amount of the agreements. The shares held by B of A at each interim settlement date are valued at the closing price of the stock on that date. To the extent that the value of the shares exceeds the notional amount, B of A delivers equivalent shares to the Company. To the extent the notional amount exceeds the value, the Company delivers equivalent shares to B of A.

Bank of America acquired a total of 6.9 million shares at a total cost of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, the Company has received a net of 3.2 million shares and reduced the notional amount of the agreements by $38.7 million. As of February 28, 2002, the Company was entitled to purchase the remaining 3.7 million shares from B of A for the notional amount of $100 million on the settlement date (which was extended to March 31, 2003 by amendment of the agreements), subject to any future adjustment of the notional amount and/or the number of shares under the agreements' interim settlement provisions. The table below summarizes the share purchase and interim settlement activity under these equity forward agreements through February 28, 2002.

Date	Description	Shares Acquired (Delivered) by BofA (in thousands)	Shares Acquired (Delivered) by Mandalay (in thousands)	Increase (Decrease) in Notional Amount (in thousands)
9/8/00	Original agreement	4,856	—	$100,000
3/21/01	Amendment (increase of notional amount)	1,246	—	24,933
6/30/01	Interim settlement	(1,543)	1,543	—
9/15/01	Amendment (increase of notional amount)	754	—	13,741
10/31/01	Interim settlement	938	(938)	(35,527)
1/31/02	Interim settlement	(2,438)	2,438	—
2/6/02	Amendment (contract extension to 3/31/03)	(116)	116	(3,147)
	Net amounts	3,697	3,159	$100,000

Although the Company's current intention is to purchase the shares held by B of A on the settlement date in accordance with the terms of the agreements, it could elect to net settle its obligation in cash or shares (i.e., pay cash or deliver additional shares or receive cash or shares). Upon final settlement of the agreements, B of A will be entitled to receive the Settlement Amount. If the Company elects to net settle its obligation, and if the net proceeds from the sale of the shares held by B of A total less than the Settlement Amount, the Company will be required to pay the difference either in cash or in the form of shares with an equivalent value (limited to the maximum number of shares under the agreement). If the net proceeds from the sale of the shares held by B of A total more than the Settlement Amount, B of A will be required to pay the Company the difference either in cash or in the form of shares with an equivalent value. The number of shares the Company ultimately acquires from B of A under these equity forward agreements will reduce, by an identical number, the shares it may purchase pursuant to its current share purchase authorizations. The Company's maximum exposure under the equity forward agreements is limited to the notional amount.

The Company incurs quarterly interest charges on the notional amount at a current rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through January 31, 2002, amounted to $7.8 million, of which $6.5 million was incurred in fiscal 2002. In addition, the Company has also incurred structuring fees and commissions totaling $3.7 million, of which $2.0 million was incurred in fiscal 2002. These interest charges and other fees are included in the cost of treasury stock.

NOTE 16. COMMITMENTS AND CONTINGENT LIABILITIES

MANDALAY BAY CONVENTION CENTER

The Company has commenced construction of a convention and meeting complex located on land adjacent to the existing Mandalay Bay Conference Center. The complex will include more than one million square feet of exhibit space. Upon completion of the project, Mandalay Bay will offer a total of almost two million gross square feet of conference and exhibit space. Following the events of September 11, construction of the facility was temporarily suspended. Construction was resumed in February, and the facility is currently expected to open in January 2003. The cost of the convention center, excluding land, preopening expenses and capitalized interest, is estimated to be $235 million. As of January 31, 2002, the Company had incurred costs of $61.6 million related to this project.

DETROIT

The Company participates with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a temporary casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the city. The Company has a 53.5% ownership interest in the joint venture.

Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed through the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. The Company has guaranteed this credit facility, which had a balance of $64 million at January 31, 2002. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino project is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

The joint venture is currently negotiating with the City of Detroit concerning the location and scope of the permanent facility; however, the facility is expected to include hotel rooms, larger casino space, convention and meeting space, and dining and entertainment facilities. The Company has committed to contribute 20% of the cost of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow the funds necessary to complete the permanent facility. Because of the uncertainty about the location and scope of the permanent facility, its cost has yet to be determined. The current development agreement provides that Mandalay will guarantee completion of the permanent facility and will enter into a keep-well agreement with the city, pursuant to which it could be required to contribute additional funds to continue operation of the permanent facility for a period of two years. This keep-well agreement also applies to the temporary casino. There is no contractual limitation on the amount that the Company may be required to contribute to the joint venture in order to guarantee the completion of the permanent facility or to keep the project in operation for a period of two years. However, based on the performance of the temporary casino to date, the Company does not expect that these guarantees will require the outlay of additional capital. The Company has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to land located along the Detroit River (including the site where the joint venture's permanent facility originally was to be located). However, this restriction on the use of proceeds may be modified as a result of negotiations with the City of Detroit.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. A recent decision by the Sixth Circuit Court of Appeals in *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.* held that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The matter is presently pending before the District Court, which has declared that "the Ordinance in its current form is unconstitutional." The effect of the rulings in this case is uncertain. The Michigan Gaming Control Board has taken the ruling of the Sixth Circuit Court of Appeals under advisement without comment. In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan, against the Detroit joint venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeals' *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed, compensatory damages, and disgorgement of all profits "unjustly obtained." The joint venture continues to operate MotorCity Casino. However, any future ruling by the court in either lawsuit or by the Michigan Gaming Control Board, as well as an adverse ruling in other lawsuits, could affect the joint venture's operation of the temporary facility, as well as its ability to retain its certificate of suitability and casino license for its permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Mandalay Resort Group:

We have audited the accompanying consolidated balance sheets of Mandalay Resort Group (a Nevada corporation) and subsidiaries as of January 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mandalay Resort Group and subsidiaries as of January 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 9 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" during the year ended January 31, 2002.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 27, 2002

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly the Company's financial position, results of operations and cash flows in conformity with Accounting Principles Generally Accepted in the United States. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal audit staff.

The Board of Directors fulfills its responsibility for the Company's financial statements through its audit committee, which is composed solely of directors who are not Company officers or employees. The audit committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.

INVESTOR INFORMATION

COMPANY DESCRIPTION

Mandalay Resort Group is in the business of destination entertainment, with a core strength in casino gaming. The Company's asset base, operating cash flow, profit margin, multiple markets and number of customers rank it as a gaming industry leader. In Nevada, Mandalay is prominent in the three regional markets – Las Vegas, Reno and Laughlin. Its Las Vegas properties include Mandalay Bay, Luxor, Excalibur, Circus Circus-Las Vegas and Slots-A-Fun, as well as a 50% interest in Monte Carlo. In Reno, the Company owns Circus Circus-Reno and a 50% interest in Silver Legacy; and in Laughlin, the Colorado Belle and Edgewater. Also in Nevada, the Company owns Gold Strike and Nevada Landing in Jean and Railroad Pass in Henderson. Mandalay has a 50% interest in and operates Grand Victoria in Elgin, Illinois, while in Mississippi it owns Gold Strike Casino Resort. In Detroit, Michigan, the Company owns a 53.5% interest in MotorCity Casino.

DIVIDEND POLICY

Mandalay has not paid a cash dividend, instead using available cash flow to invest in new projects or repurchase shares.

STOCK LISTING

The common stock of Mandalay Resort Group is listed on the New York Stock Exchange and the Pacific Exchange under the symbol MBG. Stockholders of record on April 22, 2002: 2,966.

ANNUAL MEETING

The annual meeting of stockholders of Mandalay Resort Group will be held Thursday, June 20, 2002 at 10:30 a.m. Las Vegas time at Mandalay Bay Resort and Casino, 3950 Las Vegas Boulevard South, Las Vegas, Nevada. Record date for the meeting is April 22, 2002.

TRANSFER AGENT AND REGISTRAR

For changes of address and inquiries related to stock certificates:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Tel. (800) 468-9716
Website: *www.wellsfargo.com/com/shareowner_services*

INVESTOR COMMUNICATIONS

Glenn Schaeffer
President and
Chief Financial Officer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6708

Les Martin
Vice President and Chief
Accounting Officer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6820

FORM 10-K

Mandalay Resort Group's Fiscal 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to security holders upon their written request. See Investor Communications.

WEBSITES

Visit the websites for our various properties through our corporate website located at *www.mandalayresortgroup.com.*

SAFE HARBOR PROVISION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuation in interest rates), domestic or global economic conditions, changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations).

INVESTOR INFORMATION

STOCK PRICES

Common Stock Prices	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2002 — High	$23.95	$27.89	$25.60	$27.39
— Low	18.79	23.35	13.90	16.16
Fiscal 2001 — High	$19.44	$24.94	$28.38	$22.44
— Low	12.88	18.50	19.00	18.00

SELECTED QUARTERLY FINANCIAL INFORMATION

	Fiscal year ended January 31, 2002				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$669,081	$644,194	$609,365	$539,159	$2,461,799
Income from operations	138,104	111,540	100,349	1,067	351,060
Income (loss) before income tax	75,095	48,508	36,377	(66,974)	93,006
Net income (loss)	47,362	30,527	23,311	(48,156)	53,044
Basic earnings (loss) per share	$ .62	$ .41	$ .33	$ (.68)	$ .73
Diluted earnings (loss) per share	$ .61	$ .40	$ .32	$ (.66)	$ .71

	Fiscal year ended January 31, 2001				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$633,667	$639,459	$630,813	$591,845	$2,495,784
Income from operations	130,915	119,950	114,081	66,588	431,534
Income before income tax	78,245	60,801	47,231	8,115	194,392
Net income	48,858	38,052	29,371	3,419	119,700
Basic earnings per share	$ .58	$ .49	$ .39	$ .04	$ 1.53
Diluted earnings per share	$ .58	$ .48	$ .38	$ .04	$ 1.50

DIRECTORS & OFFICERS

DIRECTORS

William E. Bannen, M.D.
Vice President Health Care Management
Nevada Anthem Blue Cross Blue Shield

Arthur H. Bilger
Managing Member
Shelter Capital Partners LLC
(a venture capital firm)

Michael S. Ensign
Chairman of the Board, Chief Executive Officer and
Chief Operating Officer
Mandalay Resort Group

Michael D. McKee
Vice Chairman and Chief Operating Officer
The Irvine Company (a real estate development
and investment company)

Rose McKinney-James
President
Energy Works Consulting

Donna B. More
President
More Law Group P.C.

William A. Richardson
Vice Chairman of the Board
Mandalay Resort Group

Glenn Schaeffer
President, Chief Financial Officer and Treasurer
Mandalay Resort Group

OFFICERS

Michael S. Ensign
Chairman of the Board, Chief Executive Officer and
Chief Operating Officer

William A. Richardson
Vice Chairman of the Board

Glenn Schaeffer
President, Chief Financial Officer and Treasurer

Yvette Landau
Vice President, General Counsel and Secretary

Les Martin
Vice President and Chief Accounting Officer

DIVERSITY COMMITTEE

As one of the leaders in the gaming industry, we maintain a workplace that is inclusive of all genders, races, cultures and personal abilities. For this reason, we have formed a Diversity Committee that will oversee strategic initiatives that promote opportunity throughout the company.

The Diversity Committee is composed of key decision makers in our company. A mission of the committee is to align our business practices with our diversity initiatives to improve the roles of minorities, women and the disabled. The Diversity Committee reports to both our board of directors and our senior management team.

We believe that diversity, as a policy, contributes to employee morale, customer satisfaction and better relationships with the companies with which we do business. It also serves the communities where we have a presence.

LOCATIONS

CIRCUS CIRCUS HOTEL/CASINO-LAS VEGAS
P.O. BOX 14967
LAS VEGAS, NV 89114-4967
RESERVATIONS: 1-800-634-3450

CIRCUS CIRCUS HOTEL/CASINO-RENO
P.O. BOX 5880
RENO, NV 89513-5880
RESERVATIONS: 1-800-648-5010

COLORADO BELLE HOTEL/CASINO
P.O. BOX 77000
LAUGHLIN, NV 89028-7000
RESERVATIONS: 1-800-458-9500

EDGEWATER HOTEL/CASINO
P.O. BOX 30707
LAUGHLIN, NV 89028-0707
RESERVATIONS: 1-800-677-4837

EXCALIBUR HOTEL/CASINO
P.O. BOX 96778
LAS VEGAS, NV 89193-6778
RESERVATIONS: 1-800-937-7777

GOLD STRIKE CASINO RESORT
P.O. BOX 459
ROBINSONVILLE, MS 38664
RESERVATIONS: 1-888-245-7829

GOLD STRIKE HOTEL/CASINO
P.O. BOX 19278
JEAN, NV 89019
RESERVATIONS: 1-800-634-1359

LUXOR HOTEL/CASINO
P.O. BOX 98640
LAS VEGAS, NV 89193-8640
RESERVATIONS: 1-800-288-1000

MANDALAY BAY RESORT & CASINO
P.O. BOX 98880
LAS VEGAS, NV 89193-8880
RESERVATIONS: 1-877-632-7000

NEVADA LANDING HOTEL/CASINO
P.O. BOX 19278
JEAN, NV 89019
RESERVATIONS: 1-800-628-6682

RAILROAD PASS HOTEL/CASINO
2800 S. BOULDER HIGHWAY
HENDERSON, NV 89015
RESERVATIONS: 1-800-654-0877

SLOTS-A-FUN CASINO
P.O. BOX 14967
LAS VEGAS, NV 89114-4967

***GRAND VICTORIA RIVERBOAT CASINO**
250 S. GROVE
ELGIN, IL 60120

***MONTE CARLO HOTEL/CASINO**
3770 LAS VEGAS BLVD. SOUTH
LAS VEGAS, NV 89109
RESERVATIONS: 1-800-311-8999

***MOTORCITY CASINO**
2901 GRAND RIVER AVE.
DETROIT, MI 48201

***SILVER LEGACY HOTEL/CASINO**
P.O. BOX 3920
RENO, NV 89505
RESERVATIONS: 1-800-687-8733

*A JOINT VENTURE PROPERTY


MANDALAY BAY

MANDALAY RESORT GROUP 3950 LAS VEGAS BOULEVARD SOUTH LAS VEGAS, NEVADA 89119 (702) 632-6700
WWW. MANDALAYRESORTGROUP.COM